



Annual Report

2009



Annual Report

2009

Contents

CSM at a glance 4
Financial highlights 6
Message from CEO Gerard Hoetmer 8
Key Figures 12

Report of the Board of Management 13
Company Strategy –
Driving for Efficiency and Profitable Growth 14
Performance Objective and
Key Performance Indicators (KPI's) 15
Financial Commentary 2009,
Dividend Proposal, Outlook 2010 18
CSM Bakery Supplies 22
Purac 27
Innovation at CSM 32
Procurement 34
People 35
The Environment 37
Corporate Governance 39
Risk Management 41
Report of the Supervisory Board 51
General Information 51
Committees of the Supervisory Board 52
Remuneration Policy 53

Financial Statements 57

Contents Financial Statements 2009 58
Consolidated Income Statement 59
Consolidated Statement of Comprehensive Income 59
Consolidated Statement of Financial Position 60
Consolidated Statement of Changes in Equity 61
Consolidated Statement of Cash Flows 62

Other Information 101
Statutory Arrangement for Appropriation of Profit 102
Auditor's Report 103
Brief Resumés of the Members of the
Supervisory Board 104
Brief Resumés of the Members of the Board of
Management 106
Group Structure 107
Five years in figures 108
Information on the CSM Share 110
Important Dates 110
Trend in the Share Price 111

CSM at a glance





We aim to make our customers successful by creating unique experiences through the best products, technologies and services. We combine product and service to provide an effective solution based on our intimate knowledge of customer requirements.

[illegible]


Brill


BAKEMARK

A selection of our brands


PRODUITS
MARGUERITE


TRIGAL DORADO


CARAVAN
INGREDIENTS

CSM is the world's leading Bakery Supplies and Lactic Acid business. CSM operates worldwide and generates annual sales of € 2.6 billion and has a workforce of 8,430 employees in 25 countries. We aim to be the first choice supplier of value-added products that help customers win in their industries.





CSM Bakery Supplies offers a full line of the finest ingredients and bakery products available, plus all the benefits of our extensive global expertise and technology. Our bakery product portfolio ranges from bakery margarines, bread improvers, mixes and fruit fillings to frozen dough, and part and fully baked products. Our customers include artisan and industry bakeries, supermarkets, takeaway establishments, coffee chains and caterers.

Purac is a leading player in the field of food preservation, green chemicals and bio-plastics components produced from lactic acid, lactic acid derivatives and other fermentation-based products. Purac delivers innovative solutions and business concepts which are based on pure, natural ingredients and processes. Purac is active in preservation, mineral fortification and green chemicals for the food, health care, chemical and polymer industries.


WALDKORN


purac
pure by nature


CARELS
FRUIT FOR FOOD


Kate's Cakes
delicious hand made cakes


MEISTERMARKEN

Financial highlights

Sales

Organic sales growth was 3.3% negative, net sales decreased by 1.7%

€ 2,555.9 mln

EBITA

EBITA increased by 13.1% (16% at constant currency)

€ 150.6 mln

Cash Flow

from operating activities strongly increased

€ 277.2 mln

Net sales 2009 by region


5.4% Other Countries
3.9% The Netherlands
39.8% Rest of Europe
50.8% North America

Net sales 2009 by division


13.9% Purac
40.8% Bakery Supplies Europe
46.5% Bakery Supplies North America

Net sales 2005-2009, bakery and lactic acid activities


millions of euros
1,500
1,250
1,000
750
500
250
0
2005
2006
2007
2008
2009
Purac
Bakery Supplies North America
Bakery Supplies Europe

Healthy balance sheet ratios

net debt position improved due to strict working capital management at

1.6x EBITDA

Earnings per share

€ 1.27

ROCE

Return on capital employed improved

€ 8.2%

Number of Employees 2009 by region



4.0% Rest of the World
9.3% The Netherlands
45.0% Rest of Europe
41.8% North America

Number of Employees 2009 by division



0.6% Corporate
11.3% Purac
47.8% Bakery Supplies Europe
40.4% Bakery Supplies North America

EBITA 2005-2009, bakery and lactic acid activities

millions of euros, before exceptional items



120
100
80
60
40
20
0
2005
2006
2007
2008
2009
Purac
Bakery Supplies North America
Bakery Supplies Europe

Message from

CEO Gerard Hoetmer



2010: Keeping Track on strategy

The global economic crisis continued throughout 2009, impacting our customers and consumers in a variety of ways. Thanks to all actions taken in previous years, CSM was fit to tackle the challenges and to respond effectively, whilst remaining focused on our strategy. We continued to invest in strengthening our strategic differentiating positions, including innovation and marketing. We continued to invest in our organization and people in those areas where we chose to compete. We continued our efforts to capitalize on our global capabilities. I think we can say that we truly acted as a global market leader in our industries.



Going beyond understanding our customers to also understand their consumers

Our innovation strength is a key strategic differentiator

Well positioned

Despite the economic crisis, we improved EBITA by 13.1% to € 150.6 million, reflecting our organization's ability to manage the recessionary environment successfully. We continued to improve efficiencies and reduce costs, which led to enhanced cost competitiveness beyond what we had achieved through our strategic 3-S cost reduction program in the period 2006-2008 before the crisis became apparent. We remained focused on what CSM is about; driving our customers' success, by creating unique experiences through offering the best products, technology and services. CSM has succeeded in improving its strategic market position in a challenging market environment.

The investments in our centralized and professionalized procurement function enabled us to respond effectively to the volatile raw material markets, which contributed to the recovery of our margins. Our sound cash flow provides us with a solid financial foundation to continue our growth strategy, remaining committed to our financial goal of a ROCE of at least 12%.

Keeping Track on strategy

A clear goal of our strategy is moving from being just a supplier to becoming a partner for our customers. Critical in our approach is our innovative strength combined with marketing insights, which is increasingly being recognized as our competitive edge. We have made continued long-term investments in this key strategic differentiator even in these difficult times. Exploiting our global capabilities is another key element of our strategy. In 2009 we launched CSM as a global brand, reinforcing our global corporate positioning to serve our international clients around the world, whilst staying closely connected to local markets.

Our Business

The worldwide economic crisis has impacted our bakery business due to lagging customers' demand. It is good to


Serving our international clients around the globe, whilst staying closely connected to local markets
Driving operational excellence and effectiveness

see that we managed to improve our market positions in our strategic markets, including the premium product categories and the out-of-home and in-store channels. After restructuring in 2008, our German operations and our US business H.C. Brill showed a significant improvement in operational performance, combined with commercial success, in part driven by successful innovations and new customer relationships. In the years to come we will continue to capitalize on our current position, whilst entering new markets and exploiting acquisition opportunities as appropriate. The agreement to acquire Best Brands as announced early 2010 will strengthen our global leadership position in the market segments and product categories CSM has targeted for growth, particularly in the in-store market. This acquisition will make CSM the undisputed leader in the North American bakery supplies market.

In the first few months of 2009, our lactic acid business Purac experienced somewhat lower demand, as some of our customers operate in cyclical markets which were facing lower demand. However, Purac strengthened its position in strategic areas, demonstrated by growth in, among others, preservation and benefiting from investments in innovation. Huge progress has been made in developing commercially attractive applications for our bio-plastics proposition. Purac also managed to establish additional partnerships, which resulted in our decision to invest in a new lactide plant in Thailand. Regarding other applications Purac signed new partnerships with reputable parties, including BASF to drive the development of natural and sustainable succinic acid. These partnerships clearly confirm our reputation as an expert in fermentation application and technology. Purac is very well positioned to take advantage of the global trend towards sustainable, bio-based products made from renewable materials.

Word of Thanks to All Stakeholders

I would like to express my gratitude to all our stakeholders. Our suppliers and customers had to weather this difficult economic environment, stressing the importance of working in partnership more than ever. We were in continued dialogue with our shareholders and acknowledge their commitment to supporting our strategy.
Last but not least I would like to thank our employees. Thanks to the passion of our people for their work and for what CSM stands for, we managed to deliver the results as presented in this annual report, despite challenging circumstances.



Our future

I am convinced that we are emerging stronger from the crisis. We will continue to leverage our strategic strengths, driving operational excellence and effectiveness whilst positioning our businesses for further growth. As a market leader with a healthy financial position, we are well positioned to drive our business strategy further. We will continue to build on our strengths and will remain focused going forward.

CEO Gerard Hoetmer

Key Figures

millions of euros	2009	2008
Income Statement		
Net sales	2,556	2,599
EBITA before exceptional items	151	133
EBITA	151	113
Operating result	143	107
Result after taxes	87	90
Balance sheet		
Fixed assets	1,330	1,361
Current assets	554	662
Non-interest-bearing current liabilities	386	381
Net debt position [1]	328	528
Provisions	171	172
Equity	998	942
Key data per common share		
Number of issued common shares	64,977,416	62,031,279
Number of common shares with dividend rights	64,828,082	61,868,026
Weighted average number of outstanding common shares*	64,816,665	64,795,388
Price as at 31 December	18.38	11.50
Highest price in calendar year	18.68	25.90
Lowest price in calendar year	7.97	9.43
Market capitalization as at 31 December	1,192	711
Earnings in euros [2] *	1.27	1.32
Diluted earnings in euros [2] *	1.27	1.32
Cash flow from operating activities per common share, in euros [2]	4.21	1.48
Other key data		
Cash flow from operating activities	277	99
Depreciation/amortization fixed assets	69	66
Capital expenditure on fixed assets	47	64
Number of employees at closing date	8,430	8,433
Number of issued cumulative preference shares	2,983,794	2,983,794
Equity per share in euros [3]	14.71	14.52
Ratios		
ROS % [4]	5.9	4.4
Result after taxes / net sales %	3.4	3.5
ROCE excluding goodwill % [5]	18.6	13.7
ROCE including goodwill % [6]	8.2	6.2
Net debt position/EBITDA [7]	1.6	2.8
Interest cover [8]	8.0	7.1
Balance sheet total : equity	1:0.5	1:0.4
Net debt position : equity	1:3.0	1:1.8
Current assets : current liabilities	1:0.6	1:0.5

*previous year is restated for stock dividend
1 Net debt position comprises interest-bearing debts less cash and cash equivalents.
2 Per common share in euros after deduction of dividend on cumulative preference shares.
3 Equity per share is equity divided by the number of shares with dividend rights.
4 ROS % is EBITA divided by net sales x 100.
5 ROCE excluding goodwill % is EBITA for the year divided by the average capital employed excluding goodwill x 100.
6 ROCE including goodwill % is EBITA for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
7 EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization' before exceptional items.
8 Interest cover is EBITDA before exceptional items divided by net interest income and charges.

Report of the Board of Management

Company Strategy – Driving for Efficiency and Profitable Growth

General

CSM is a global leader in two large business-to-business markets: Bakery Supplies is a leading global supplier of bakery products and ingredients: Purac is a leading player in the field of food preservation, green chemicals and bio-plastics components produced from lactic acid, lactic acid derivatives and other fermentation-based products.

Vision

As a company, we aspire to improve the quality and sustainability of life. We support this by contributing to a society where people can make a conscious choice for safe, healthy, nutritious and delicious food. We are passionate about providing the very best products, technologies and services to our customers to help them succeed.

Mission

We aim to make our customers successful by creating unique experiences through the best products, technologies and services. We combine product and service to provide an effective solution based on our intimate knowledge of customer requirements. This means going beyond understanding our customers; we also need to understand their customers. These insights impact everything that we do with and for our customers, from product development to flexibility of supply.

CSM

CSM's strategy is geared towards retaining or attaining **leadership** in the markets in which we operate and ensuring **sustainable** and **profitable growth** of the company with **returns above market average**.

We have run an extensive restructuring program, finalized in 2008, to optimize our organization for growth. We will continue to focus on maintaining and improving an **efficient and effective organization** but at the same time we will **deliver on growth**:

- focus on value creation through efficiency and cost reductions;
- drive sales growth, both organically and through acquisitions.

This strategy is based on the **unique scale** that we have, giving us a **competitive edge** in:

- our ability to service worldwide operating customers;
- size to seriously invest in innovation and consumer insights;
- attracting top talent;
- negotiating optimal procurement conditions.

Bakery Supplies

Bakery Supplies produces and distributes an extensive range of premium quality bakery products and ingredients for artisan and industrial bakeries, as well as for in-store and out-of-home markets, mainly in Europe and North America. The market for bakery supplies is relatively stable, with growth in line with GDP (Gross Domestic Product) in developed markets, and higher growth rates in developing countries. We aim to further strengthen our leading position through above market organic growth and by acquiring companies that will strengthen our market positions and give us access to new geographies or markets. Organic growth will be realized by:

- continuously developing new products matching the needs of our customer and end-consumers;
- supporting our customers in all aspects of their business enabling them to be winners and thereby creating loyalty;
- focusing on those growing market segments, in terms of product and sales channels, which are optimally aligned with our distinctive capabilities of being global, innovative and service oriented;
- entering new geographies, partly by embarking on international expansion of our existing customer relationships.

We create value by growing above market average and by exploiting economies of scale in production and procurement. The strategy of Bakery Supplies is further detailed on page 23.

Purac

Purac is predominantly active in preservation, mineral fortification and green chemicals for the food, health care, chemical and polymer industries. Its role is to create worldwide niche positions in these markets by offering solutions based on our natural fermentation capabilities. Lactic acid is produced through natural fermentation of carbohydrates such as sugar, corn and tapioca. Our solutions in green chemicals offer bio-based building blocks, which can replace mineral oil-based materials. Innovation is at the heart of the products and services we offer. Purac's strategy is to further **drive growth** by continued investments in the creation of new products and related production capacity. Intimate cooperation with our main customers through **partnerships** is critical important in increasing the success rate of our innovations and the speed with which our innovations are adopted by the market. **Value creation** will be realized through organic growth combined with continued cost reductions and operational excellence in the supply chain. Our corporate procurement scale supports our cost reduction initiatives. Purac's strategy is further detailed on page 27.

Performance Objective and Key Performance Indicators (KPI's)

Performance Objective

It is our aim to realize above average returns, defined as a Return on Capital Employed (ROCE) of at least 12%.

KPI's

We strongly believe that we will be able to realize above average returns and meet our leading financial KPI's, including ROCE, ROS and net debt / EBITDA.

In order to be able to closely monitor and manage the execution of our strategy we have introduced underlying company-specific KPI's, such as sales of new products, working capital days on hand and service levels to customer inquiries such as price quotes.

As a company, we aspire to improve the quality and sustainability of life. We support this by contributing to a society where people can make a conscious choice for safe, healthy, nutritious and delicious food. We are passionate about providing the very best products, technologies and services to our customers to help them succeed.





Improve the Quality & Sustainability of Life

Financial Commentary 2009, Dividend Proposal, Outlook 2010

Results

Net Sales

Net sales in 2009 were slightly lower than in 2008, down 1.7% to € 2,555.9 million (2008: € 2,599.3 million). Exchange rate differences, particularly the US dollar, positively impacted the sales figures by € 39.3 million. The net effect of acquisitions and divestments was € 3 million positive, mainly due to the full year effect of the 2008 acquisition of Harden Fine Foods in the UK. Adjusted for currency effects and acquisitions/divestments, organic growth was -3.3%.

Breakdown of organic growth:

BSNA	-4.0%
BSEU	-5.4%
Purac	6.2%

The negative organic growth at BSNA and BSEU was caused by a decrease of approx. 3.1% in volumes sold due to the economic climate. The remainder of the negative organic growth is due to product mix changes and price decreases. The price decreases reflect the decrease in raw material costs.

Growth at Purac was attributable to price increases and product mix changes: volumes declined by 4.7%. The volume decline at Purac was due to our inability to serve customers with potassium lactates in the fourth quarter of 2008 as a result of a strike in potassium mines. Excluding this effect, volumes sold at Purac were stable over the year, following a strong recovery in the second half of 2009. The price increases at Purac reflect the strong increase in the cost of raw materials in the second half of 2008.

EBITA before Exceptional Items

EBITA before exceptional items increased by € 17.5 million, or 13.1%, to € 150.6 million. No exceptional items were reported in 2009 as our 3-S program ended, and with it its many exceptional costs. All reorganizations as of 2009 are and will be accounted for as normal business. Our EBITA was impacted positively by € 5.8 million due to the translation of our income in foreign currencies to the euro. Our raw material costs decreased by € 95.5 million, part of which as a result of procurement savings. The lower volumes sold in 2009 negatively impacted EBITA by € 39.4 million. Our substantially reduced inventory position positively impacted cash flow but negatively impacted EBITA by € 7.8 million due to the lower coverage of fixed costs. The higher corporate costs of € 9.2 million are mainly related to pensions and higher costs of IT, Procurement, R&D and Marketing as a result of our more central approach.

Breakdown of the change in EBITA before exceptional items:

millions of euros			
BSNA	22.8	32.1%	Increase in EBITA
BSEU	-11.2	- 19.9%	Decrease in EBITA
Purac	15.1	66.4%	Increase in EBITA
Corporate	-9.2	-53.2%	Higher costs

Development of the results per division is explained in the divisional sections.

Financial Income and Charges

Net financial charges increased by € 0.8 million to € 28.9 million. The impact of currency exchange rate fluctuations increased interest expenses by € 4.1 million. Interest expense due to fair value adjustments of financial instruments was € 2 million positive. Our strong focus on working capital reduction and lower capital expenditures below depreciation levels has brought down our debt level substantially, which in turn has contributed to lower interest costs in the second half of the year.

Taxes

Net tax expenses amounted to € 27.1 million, or 24% of income before tax, an increase of € 38.7 million compared with last year. This increase is fully attributable to the release in 2008 of € 40.3 million in tax provisions, of which € 38.7 million for a foreign tax claim that could be released after a successful appeal.

Balance Sheet

Capital employed including goodwill decreased by € 131.4 million to € 1,729.9 million. The main movements were:

millions of euros	
Net capital expenditure on fixed assets	46.9
Depreciation of fixed assets	-68.7
Working capital	-103.5
Tax receivable	-10.0
Exchange rate differences	2.0

Besides regular replacement and maintenance of fixed assets comprising of frozen and ingredients manufacturing capacity, the major capital expenditures at Bakery Supplies were investments in production efficiencies and IT.

Major capital expenditures at Purac include the investment to develop a gypsum free lactic acid process, expansion of warehouse capacity and preparations for the new lactide factory in Thailand.

Working capital decreased by € 103.5 million to € 191.3 million. With a reduction of € 60.6 million our lower inventory position has been the major contributor to the decreased working capital level. Inventory was lower both in quantity and in average value. Receivables decreased by € 35.4 million and our accounts payables increased by € 7.5 million.

Equity before profit appropriation increased by € 56.2 million to € 997.8 million. The main movements were:

- the addition of € 86.8 million profit of 2009;
- a decrease of € 31.5 million in connection with the dividend for financial year 2008;
- negative exchange rate differences of € 5.5 million due to the translation of equity denominated in currencies other than the euro;
- positive movements of € 5.4 million in the hedge reserve.

At the end of 2009 the ratio between balance sheet total and equity was 1:0.5 (2008: 1:0.4).

Cash Flow

Largely as a consequence of our increased profit and lower working capital, cash flow from operating activities increased by € 178.7 million compared to 2008 to a total of € 277.2 million. Capital expenditure on fixed assets amounted to € 47.1 million, € 21.6 million below the 2009 depreciation level of € 68.7 million. Cash flow from financing activities includes the cash element of the dividend payment of € 31.5 million.

Financing

Our balance sheet ratios have improved considerably in 2009. At the end of 2009 the net debt position was 1.6x EBITDA (2008: 2.8x) and the interest cover for 2009 was 8.0x (2008: 7.1x). This is well within the limits of our financing covenants.

The net debt position amounted to € 328 million at the end of 2009, a decrease of € 200 million compared to the end of 2008. This is the net balance of the following major movements:

- a positive cash flow from operating activities before movements in working capital and provisions of € 205.8 million;
- a decrease of € 103.5 million in working capital;
- a net capital expenditure on fixed assets of € 47.1 million on fixed assets;
- net interest paid of € 32.1 million;
- a dividend pay out of € 31.5 million.

On 31 December 2009 the interest-bearing non-current liabilities amounted to € 444.6 million (31 December 2008: € 606.7 million). The average effective interest rate of the non-current liabilities outstanding on 31 December 2009 was 3.9% and the average remaining term 3.4 years (31 December 2008: average interest rate 4.7 % and average term 4.3 years).

Reservation and Dividend Policy

The reservation policy is aimed at creating and retaining sufficient financial scope to realize the growth objectives while maintaining healthy balance sheet ratios. CSM intends to add or charge the profit or loss to the company reserves after payment of the statutory dividend on financing preference shares and after deduction of the proposed dividend on common shares. Issues such as financing requirements, acquisitions, divestments, reorganizations or other strategic considerations can lead to adjustments in the reserves and the reservation policy.
The amount of dividend on common shares and the type of dividend that the company will pay to its shareholders depend on the financial results of the company, the business climate and other relevant factors. In principle, CSM aims at an even and, if possible, upward trend in the dividend.

Dividend Proposal

Upon adoption of the financial statements holders of cumulative financing preference shares will receive the statutory dividend. The dividend proposal on common shares will be presented to the General Shareholders' Meeting to be held on April 29, 2010. The dividend proposed on common shares amounts to € 0.88 per share. Shareholders will be able to choose between a cash dividend and a stock dividend charged to the reserves. The dividend in common shares is exempt from Dutch dividend taxes.

Outlook 2010

We do not expect the economic climate to change significantly in 2010. Our Bakery Supplies business will continue to lead the market forward, both in terms of innovative products and services by anticipating consumer and industry trends.
We clearly see a trend of consolidation, in which we will continue to play our part as market leader.
Our Purac business will take advantage of the global trend towards sustainable green products by advancing our portfolio of applications and technologies and leveraging our partnerships in both preservation and bio-plastics. We will continue to promote our major bio-plastics opportunity and bolster our position as the leading player in this market.

We expect regular capital expenditure to be below depreciation, with the exception of the large investment in lactide capacity for Purac. Working capital as a percentage of sales is expected to reduce slightly.


TODAYS SO
JUST 4 KID

We aim to make our customers successful by creating unique experiences through the best products, technologies and services. We combine product and service to provide an effective solution based on our intimate knowledge of customer requirements.

Driving our customers' success









CSM Bakery Supplies

Market

Grain-based breads and pastry make up a substantial part of consumers' daily diets in large parts of the world. While for some it is the cornerstone of their daily food intake, for others these products are new and exciting. The wide variety of products developed over centuries, based on the availability of local grain types and on tastes, brings a lot of choice for today's consumer.

In exploring new and innovative products for its customers, the bakery industry has widened choice enormously over the last few years. In addition to the traditional assortment, with more dark breads in Northern Europe, patisserie of Southern Europe and soft breads in the US, the bakery outlets in the Western markets offer bread and pastry types from all over the world such as flat breads, croissants and American based pastry. In the non-traditional markets like Asia, bakery outlets pick and chose the winners from all over the world to successfully lure consumers into the world of grain-based bakery products.

Traditionally, the artisan bakery was the place to buy one's daily bread and favorite pastries. This has changed over the last decades. In the Anglo-Saxon countries supermarkets have taken over the lion's share of bakery sales, whilst in other Western countries supermarkets are gradually making inroads into the territory of the artisan baker. In addition to traditional artisan bakers and supermarkets, more and more other outlets are starting to sell bakery products. Buying fresh bread and pastry anywhere, anytime is becoming a trend. In fact, the largest growth in the sale of bakery products can be seen in the "out-of-home" channel such as coffee houses, on the go snacking at train stations and gas/petrol stations, restaurants etcetera. Modern technology in freezing partly or fully baked products and bake-off equipment has enormously increased the quality of the bakery products and the perceived freshness thereof, increasing consumer demand.
In the largest markets, North America and Europe, controlling calorie intake is becoming an issue for many consumers. The bakery industry is responding to this need with healthier breads and lower calorie pastries. The calorie reduction trend and consumers' increasing awareness of healthy ingredients are an opportunity for the bakery industry to continue its growth.

As population growth in developed countries is limited, growth in the global bakery market is in line with GDP. In an economic recession situation with negative GDP growth we have indeed observed that quantities sold have declined slightly. In developing countries higher growth rates are observed.

CSM Bakery Supplies

millions of euros	Before exceptional items	2009	Before exceptional items	2008
Net sales	2,200.6	2,200.6	2,273.7	2,273.7
EBITA	139.3	139.3	127.7	108.3
ROS %	6.3	6.3	5.6	4.8
ROCE including goodwill %	9.1	9.1	8.3	7.1

Net sales CSM Bakery Supplies


millions of euros
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
2008
2009

Next to this development, the new efficient ways to grow wheat result in grain based bakery products gaining an increasing share in the daily diet.

CSM's Position

Our leading position in the bakery market is based on the high quality of our products and excellent, value-adding services. We can supply our customers with ingredients, as well as finished or semi-finished products.

Ingredients

CSM is known for being a market leader in ingredients such as bread improvers, bread and pastry mixes, bakery margarines and emulsifiers, fruit and (non) dairy-based pastry fillings, icings and glazes. Offering basic bakery product ingredients such as flour, yeast or sugar is not our ambition. We focus on areas where we can offer added value. Within this segment, our customer base comprises traditional artisan bakeries, industrial bakers and supermarkets that offer in-store finishing of bakery products.

Finished and Semi-Finished Products

We also play a growing role in the manufacturing and sale of premium finished and semi-finished pastry products, such as fully decorated cakes, donuts, muffins, European style viennoi-



Bringing a world of experience to your doorstep

In the artisan world, CSM's local presence and expertise is a key strength, not only in developing local products in local markets but also in making other local products and trends travel within countries. When an artisanal baker looks into expanding his range with a specialty bread, he expects his ingredients partner to provide the full taste and knowledge of these ingredients. Therefore our Pane Luciane bread ingredients could only be made by an Italian connoisseur, our dark bread through the know how of our German bakers and our range of special baguettes with grains & seeds from true French expertise.

CSM also builds on this strength to proactively anticipate trends and bring a world of breads to our customers. For example we recognized in Germany that consumers wanted to reconnect with their roots, while expressing their continued interest for more variety in food. Adapting these ideas to bread using ancient cereals, CSM started expanding a new range of bread in its bakery portfolio, initially in Germany through products like Emmer & Einkorn, ancient rye and spelt, then across Europe, adapting to local tastes.

serie and American cookies. We mainly sell these products as frozen goods to our customers in the out-of-home and supermarket channels.
Our activities within this segment have been focused on North America and Europe, where we are a leading supplier. Although still limited, we have a fast growing presence in developing countries.

Strategy

Our companies around the world are known for their long standing tradition of providing quality products. We partner with our customers, aiming at achieving mutual prosperity and growth. This means that we not only supply our customers with the right product, but that we also provide them with the technical expertise to improve the quality of their products and the efficiency of their operations. As we continue to invest in market data and product development, we are also able to work with our customers to define new ways of attracting consumers and increasing sales. Our way of partnering with our clients creates long lasting relationships and leads to a "preferred supplier" status with many of them.
Our strategy is geared to utilizing our total strength and global capabilities as the global leading company in our industry.
Our focused presence in the North American and European markets enables us to exploit the benefits of our scale, whilst staying closely connected to local markets. Our scale allows us to invest in those areas that matter to our customers, such as being competitive in the supply chain, building state of the art innovation centers, offering a highly skilled technical sales force and customer support groups. These investments strengthen our leadership position, organic growth and shareholder returns.

We are a global player and we continue to invest in new geographical areas. We coordinate our activities on a global basis, where appropriate. In doing so, we can support customers that have a worldwide presence or ambition. The ability to provide those customers with consistent, safe and high quality products is very important. In today's world, a food safety issue can damage one's reputation in a heartbeat.

Our ambition is high and we strongly believe that we will be able to realize above average returns as indicated in the Strategy section. Our progress towards reaching these goals can be measured according to a number of operating company specific key performance indicators that we track in the organization. These include:

- organic growth;
- new product sales;



Demand for healthier products: Sensibly Indulgent

Innovation within Bakery Supplies is, amongst others, geared at improving the nutritional profile of products and addressing the energy density of products. The demand for healthier products is growing and consumers are more aware of caloric density. On the other hand, the desire for indulgent products continues to be very strong. Therefore consumers are searching for healthier versions of their favorite treats.

CSM's subsidiary H.C. Brill successfully introduced a line of healthier cupcakes, without reducing taste experience and indulgence, branded as Sensibly Indulgent. The sample prototype (80 g serving size) has 200 calories with 5 g of fat (2 g saturated fat), while a typical Brill slice of iced cake has 320 calories and 16 g (4g saturated fat).

- service levels to customers;
- return on sales (ROS);
- working capital days outstanding;
- return on capital employed.

The progress in these key performance indicators is further set out in the divisional sections.

Major Developments and Results 2009

The year 2009 can be characterized by a market that had to deal with consumers economizing on all their purchases. For bakery goods this translated into a lower volume sold and an increased focus on price opportunities. We also observed the shift from eating out-of-home to eating at home, which has led to increased sales to in-store supermarkets.
After the sharp increase of raw materials in 2008, raw material cost, although still very volatile, came down on average in 2009.

Market Situation

Raw Material Price Volatility

We continued to see a level of volatility in raw material prices. Fortunately we had adapted our organization to better manage such a volatile climate. Our sales force is fully aware of the impact of changes in raw material prices and can quickly and knowledgeably negotiate with our customers, whilst our central procurement organization is alert to try to stabilize prices at competitive levels. The professionalism of the procurement organization, amongst others shown by exchanging information around the globe, and operating as focused entities in each region, has improved substantially over the last years.
Knowledge and insight to react timely on opportunities in the market are crucial to be able to manage pricing as much as possible. The cost of sugar in the United States and dairy products in general saw a sharp increase in the second half of 2009 whilst the cost of other materials, such as flour came down worldwide.

Economic Downturn

In the aftermath of the subprime crisis in the United States and the financial crisis that followed, consumers remained cautious. Nearly all segments of the economy saw deteriorating sales levels. Being a food product supplier, supplying some basic consumer needs, we saw a relatively limited volume decline of approx. 3%. A large part of the lower sales can be explained by the drive from both producers and consumers to bring down waste levels. In the bread category a sizeable part of bread bought could end as waste, being perceived as "old" and is not being consumed by the consumer. Shopping for cheaper alternatives and buying smaller packaging formats drove down consumption further. Over the year we have seen some leveling off of the decline, although the final month of 2009 again showed lower volumes. We have been able to offset part of the decline by working closely with our customers to adapt products to their current needs.

Brill's Recovery

In 2008 we anticipated that the changes in Brill's structure, people and systems would make it a stronger player in the in-store supermarket segment and that the benefits of this turnaround would be visible in 2009. This indeed was the case, with Brill experiencing drastically improved efficiency in its operations that contributed to the bottom line. An important step was made in the second quarter of 2009 to increase operational efficiency through the successful implementation of a new ERP system.

Reorganization in Germany

For a number of years, we had been seeing a decline in results in Germany, the largest bakery market in Europe and one of our strongholds. Our response to change this trend has been to adapt our organization to the changed market environment and to aggressively pursue growth in areas where we have a competitive advantage. The 2009 results confirm that our measures are bearing fruit: volumes sold have grown slightly in a difficult market and results have increased. As we have turned the corner we expect the improvements will continue.

Bakery Supplies Outlook for 2010

We will continue to lead the market forward, both in terms of innovative products and services, anticipating industry and consumer trends. Moreover, we clearly see a trend of consolidation in which we will take our part. However we do not yet foresee consumer confidence improving, which means that there may not be any substantial volume pick-up in the market. Innovations and our more focused organization should deliver an above market development of sales volumes. We expect selling prices and raw material cost price movements to be in balance. Continued cost savings should improve our results. The intended acquisition of Best Brands as announced early February will add to sales and EBITA for 2010.

CSM Bakery Supplies North America

millions of US dollars	Before exceptional items	2009	Before exceptional items	2008
Net sales	1,655.4	1,655.4	1,735.7	1,735.7
EBITA	131.1	131.1	104.5	103.6
ROS %	7.9	7.9	6.0	6.0
ROCE including goodwill %	13.8	13.8	10.7	10.6

millions of euros	Before exceptional items	2009	Before exceptional items	2008
Net sales	1,187.3	1,187.3	1,181.2	1,181.2
EBITA	94.0	94.0	71.1	70.5
ROS %	7.9	7.9	6.0	6.0
ROCE including goodwill %	14.2	14.2	11.1	11.0

Net sales CSM Bakery Supplies North America

millions of US dollars


2,000
1,600
1,200
800
400
0
2005
2006
2007
2008
2009

Results 2009: Bakery Supplies North America

It has been a very satisfying year for our North American businesses. Despite volume pressure we were able to recover from the raw material margin pressure that occurred in 2008. Our EBITA as a percentage of sales before exceptionals ended at 7.9% (2008: 6.0%). This is a result of, on the one hand the recovery at Brill and the further integration of our activities in the US and on the other the decreased raw material costs and other cost savings. Our results were negatively impacted by the decline in volume sold. The negative organic sales growth of 4% was affected for 2.7% by the result of lower volumes and for the remaining part due to product mix changes and lower pricing.

Capital employed at year end decreased by US$ 14 million, driven by a further reduction in working capital. This was caused mainly by lower inventories. Our average cash conversion cycle ended at 30.3 days, from 36.5 days in 2008. Capital expenditures amounted to US$ 22 million, US$ 7 million lower than depreciation. Major capital expenditures included capacity extensions for our frozen products and the finalization of the new ERP system at Brill.

ROCE improved from 10.7% in 2008 to 13.8% due to improved profitability and lower capital employed.

Results 2009: Bakery Supplies Europe

After a first quarter that showed disappointing results, business in Europe picked up in the course of the year. We ended at an EBITA level of € 45.3 million for the year.

The major setback in Europe was the declining volume sold of 5%. In all countries in Europe consumer confidence was weak leading to less consumer spending. In Spain and the UK we saw an above average decline in volumes. Organic sales growth was 5.4% negative, volumes lower by 5% and the remainder due to price decreases and product mix changes. In the UK we faced higher promotional activities to maintain volumes, which came at the expense of lower prices. Of the total volume decline approx. 1.3% can be attributed to shedding non-profitable co-packing volumes. Volume sold to the out-of-home market grew, while sales to artisan bakers dropped.

On balance, our recovery has benefited from lower raw materials prices, along with cost savings, which in turn could partially offset the effects of declining volumes. The weaker British Pound negatively affected EBITA by approx. € 1.2 million.

Our year end capital employed decreased by € 51.4 million due to a reduction of working capital. Especially lower inventories contributed to this decrease. Our average cash conversion cycle ended at 31.7 days, from 36.5 days in 2008. Net capital expenditure on fixed assets amounted to € 12.3 million, which was substantially lower than the depreciation level of € 24.9 million. Our main capital expenditures included expansion of frozen capacity in the UK and production line automation and various IT projects. Despite the decrease in capital employed our ROCE declined from 6.4% in 2008 to 5.2%.

CSM Bakery Supplies Europe

millions of euros	Before exceptional items	2009	Before exceptional items	2008
Net sales	1,013.3	1,013.3	1,092.5	1,092.5
EBITA	45.3	45.3	56.6	37.8
ROS %	4.5	4.5	5.2	3.5
ROCE including goodwill %	5.2	5.2	6.4	4.2

Net sales CSM Bakery Supplies Europe

millions of euros


1,250
1,000
750
500
250
0
2005
2006
2007
2008
2009

Purac

Market

Purac's core competence is its fermentation technology; the skill of using micro-organisms to transform carbohydrates into various acids. The main acid produced is lactic acid, a very versatile building block for various applications. The most important markets for Purac are the markets for preservation, fortification, green chemicals and bio-plastics.

Preservation

Food safety and shelf life are at the heart of our preservation activities. Food producers and consumers want to reduce waste and the risk of deteriorating food quality. With its natural preservation solutions that perfectly fit consumers' preference for healthy and clean label products, Purac operates in a rapidly growing market.

Fortification

Many consumers are concerned about falling short of their daily requirement of vitamins and minerals. Purac offers solutions that fortify products with vitamins and minerals, providing a solution for this growing consumer segment. Purac has a leading position in the fortification of drinks with soluble calcium and other minerals.

Green Chemicals and Bio-plastics

The largest market where Purac operates is the chemical market. Current trends are favorable towards green and sustainable solutions which can replace traditional mineral oil-based chemicals. Purac, with its technology based on renewable resources, can benefit from it.

A number of successful products have been developed on the basis of lactic acid or the lactide monomers derived from lactic acid. Most prominent is the development in the plastics market, where we have developed plastics that are heat resistant up to 180 degrees Celsius, opening up a wide range of potential applications.
A new bio-based building block in addition to lactic acid is succinic acid. This other green chemical component is being developed together with BASF.

Although volumes sold decreased by 4.7% in 2009, the overall trend over the last two decades still shows on average strong volume growth of between 5-10% annually. The continuing trend towards healthy, natural and eco-friendly products is a clear sign for strong growth in this market in the foreseeable future.

Purac's Position

In its markets, Purac has a leading worldwide position in providing healthy, natural and eco-friendly products. Continued investments in research and development and close cooperation with its customers have provided Purac a strong and preferred position. Collaboration with a major company as BASF on succinic acid underpins Purac's market leading position in fermentation. Although Purac's focus is on developing new and innovative products, the company has not lost sight of its competitive cost position. This has been further improved by the far-reaching restructuring in 2008 as a result of which the production of lactic acid now is efficiently concentrated in three large-scale factories on three continents, at locations where our main raw materials are abundantly available. Highly specialized lactic acid based derivatives are manufactured close to our research & development facilities.

Strategy

Purac will continue to develop healthy, natural and green products, based on its fermentation competence. Whilst continuing our fortification business, our focus will be on new preservation solutions and green chemical products (bio-based building blocks). Fundamental and/or application research, often in very close cooperation with major customers, are driving new product development. Partnerships with our customers, our "customer intimacy model", are very important to enhance our speed to market. Large customers are showing an increasing interest to jointly develop new products. In order to remain an attractive partner, Purac will increase its investment in fermentation technology and application development in the coming years. Partnerships are not limited to our customers. We have also developed close cooperation with universities and institutes around the world.
As Purac operates in markets with many opportunities for growth, it can drive organic growth. To support this, we will continue to invest in new technology and additional production capacity. In 2010 we will start building a factory to produce lactide for the bio-plastics industry. This investment of € 45 million will be made in Thailand, next to our lactic acid factory. Increasing our capacity is necessary to meet demand of current and new customers in 2011 and beyond.
Our strategy of profitable growth is expected to lead to realization of above average returns as mentioned in the CSM Strategy section. Progress towards our goals is made by meeting a number of key performance indicators that we track in the organization.

Purac

millions of euros	Before exceptional items	2009	Before exceptional items	2008
Net sales	355.3	355.3	325.6	325.6
EBITA	37.9	37.9	22.8	22.4
ROS %	10.7	10.7	7.0	6.9
ROCE including goodwill %	12.7	12.7	7.6	7.4

Major Developments and Results 2009

Overall sales showed an organic growth of 6.2% in 2009. After the first half year very much impacted by the economic recession, the second half year showed strong growth. The growing demand in the second half of the year was most notably in the chemical and pharma markets. Raw material costs, especially sugar and corn which are used for our fermentation process, and various auxiliary chemicals, have been very volatile over the last years.

Raw Material Price Volatility

After the sharp increase in various raw materials and other costs in 2008, the first half of 2009 saw the cost of corn, various auxiliary materials and energy coming down. This favorable development changed in the second half of 2009, when the cost of our most important raw material - sugar - started increasing again on the world market. Due to our hedging policy, the effect of the higher sugar costs will be felt mainly in 2010. Our raw material costs, as a percentage of sales, came down in 2009. It was one of the factors that allowed EBITA, as a percentage of sales, to improve. For 2010 the higher sugar costs are expected to have a negative effect on our results, albeit that we plan to switch to tapioca as feedstock material in Thailand.

Net sales Purac


millions of euros
375
300
225
150
75
0
2005
2006
2007
2008
2009

Economic Downturn

The effects of the economic downturn on Purac became visible for the first time in the sales volumes in the fourth quarter 2008. The decline continued in 2009 and was especially visible in our sales to the chemical and semi-conductor industries. It was not until the third quarter of 2009 that we saw a stabilization of volumes sold, and in the fourth quarter we picked up our historical growth rate. However, due to the continuing economic pressure, it is difficult to give a forecast on the expected volume development in 2010.

Strike in Potassium Mines

In 2009, sales of one of our important products, potassium lactate suffered from a serious production interruption in the second half of 2008, which was caused by a longlasting strike in the largest North American potassium mine. We could not supply our customers with this product during the fourth quarter 2008, which in 2009 also caused a structural decline in product volumes sold. The effect on the 2009 EBITA, compared with 2008, is estimated at € 3.5 million.

Supply Chain Reorganization

We had finalized the reorganization of our production structure in 2008. Major benefits of the reorganization were visible in 2009 and contributed to EBITA with approx. € 12 million. All our lactic acid is now being produced in three very efficient locations situated in Thailand, Brazil and the US. Most of our lactic acid derivatives are produced in the Netherlands; our lactides and D- lactic acid in Spain.

Progress Bio-plastics Strategy

In 2009 we have been working actively with many potential customers on our lactide solution for the bio-plastics industry. Various additional development agreements were signed, indicating continuing serious interest from the industry. This, together with the demand of customers that have signed commercial contracts so far, made us decide to start with the construction of a lactide factory in Thailand with a 75,000 ton capacity. The investment amounts to some € 45 million and will be spread over 2010 and the first half of 2011. The new lactide factory is adjacent to our lactic acid factory. Production should start in the second half of 2011.

Results 2009

Especially the results of the second half of 2009 allowed our EBITA to end at a very satisfactory € 37.9 million. Lower raw material costs and cost savings were beneficial for our results. Organic sales growth amounted to 6.2% and volumes declined


Second generation of
PLA based bio-plastics

Driven by concerns about a climate change and reducing the output of CO_2 Purac develops new bio-based technologies and products. These products are meant to replace oil based products. Recently substantial progress has been made in the area of Poly Lactic Acid (PLA).

With Purac's Lactides building blocks and proprietary process technology it is now possible to produce the so called 2nd generation of PLA. This new generation of PLA is aimed for a broad segment of today's plastics market and enables Purac's partners to produce bio-plastic products with a high heat resistance up to 180 degrees Celsius/ 266 Fahrenheit. Many commercial applications are under development such as in the packaging, foam and fiber industries.

Currently Purac is constructing a 75,000 ton Lactide plant in Thailand to produce building blocks for bio-plastics. The new plant should be ready for start up in the second half of 2011.

by 4.7%. However, if we exclude the effects of the potassium strike, volumes would have been stable. The organic growth was a result of price increases made during 2009 and product mix-effects.

Capital employed at year end decreased from € 311.4 million to € 275.7 million, fully attributable to a decrease in working capital. In particular our inventory levels have come down considerably. In order to achieve this, we had to shut down factories for limited periods in the first half of 2009. The positive impact on cash flow has been approx. € 27.9 million. However, our results were negatively impacted by approx. € 7.8 million as fixed costs could not be absorbed. Our average cash conversion cycle ended at 91.9 days, from 107.8 days in 2008. Capital expenditure amounted to € 16.7 million below depreciation of € 22.9 million. Major capital expenditures included the investment to development of a gypsum free lactic acid process, expansion of warehouse capacity and preparations for the new lactide factory in Thailand.

Our ROCE improved from 7.6% in 2008 to 12.7% as a result of improved profitability and lower capital employed.

Purac Outlook 2010

We will be taking advantage of the global trend towards sustainable, green products by advancing our portfolio of applications and technologies and leveraging our partnerships. Based on the developments in the fourth quarter, we do expect growth. However, it is very likely that 2010 could show continued volatility in sales volumes due to the ongoing effects of the crisis. Our margins will most likely be impacted by the increased sugar prices. We will be looking for alternative sources and selective price increases to mitigate the effects. Building our new factory in Thailand is expected to bring limited additional costs in 2010.

The balance of all these effects on our EBITA is difficult to estimate as the impact of the economy on our sales volumes remains uncertain.


Innovation is
at the heart of
CSM's Strategy



Innovation is a key differentiator in our strategic positioning and drives our future growth. CSM has the size and the resources to fully invest in innovation. We have consolidated our innovation activities to focus resources and deepen our expertise in this field.

Innovation at CSM

Innovation is a key differentiator in our strategic positioning and drives our future growth. CSM has consolidated its innovation activities to focus resources and deepen our expertise in this field. Our customers increasingly recognize our innovative power and distinctive services as our competitive edge.

In addition to the technological angle, customer intimacy and insights are key in identifying and addressing customer needs. Marketing is considered as a vital competence in fueling our innovation engine and its success rate on both local and global level.

Innovation in Bakery Supplies

At Bakery Supplies, innovation is organized in two ways: on the one hand we have our Product Development Centers, which are close to our customers and secure a swift response to customer demands. On the otherhand, we run Innovation Centers, which focus on the longer term new technology development as set out in our strategy. The cooperation between the two, fuels our unique "from global to local" positioning: converting global trends and developments into what works in local markets and leveraging local specific bakery technology across the globe.

Innovation in our Product Development is driven by customer needs. Our Product Development Centers have a strong local and regional presence, allowing them to understand the specifics of each market, supported by the expertise of our global network. Our Product Development Centers operate closely to the business, acting as a sparring partner for our customers.

Our Innovation Centers are primarily focused on anticipating global trends and consumer insights, whilst capturing the constantly flowing input from the Product Development Centers. The Innovation Centers are designed to develop innovative solutions for challenges created by a number of factors, including changing consumer demands and markets, technologies and regulations. They leverage their collaboration platform to exchange ideas, raw materials knowledge and best practices. In 2009, our network of Innovation Centers has been completed with the opening of the Sweet Ingredients Innovation Center in Goes (the Netherlands), bringing the total to six Bakery Supplies Innovation Centers across the globe.

Main Themes and Areas of Attention

CSM is facing worldwide trends, not only in health, quality, convenience and changing eating patterns, but also in environmental awareness, sustainability and globalization. The product group strategies are geared to these trends and reflected in our Innovation program. The Innovation program at Bakery Supplies has three main themes: nutrition and health, convenience, and indulgence/experience. For example the innovation strategy for nutrition and health comprises a "Better for You" program aimed at systematically removing less healthy components (such as trans fatty acids) from products and lowering the content of certain ingredients (like salt). Other innovations are geared at improving the nutritional profile of products and addressing the energy density of products.

Progress in 2009

Some important launches from Bakery Supplies in 2009 included:

- Bio Bread, E number-free Waldkorn and ancient cereals in respons to the trend towards more natural products.
- Sensibly Indulgent, a line of healthier bakery products. This product line primarily focuses on reduced calories and low fat levels, in line with FDA guidelines.
- A superior trans fat free icing. The structural removal and reduction of trans fatty acids from our products remains a key focus point. Over the last years, we have made significant progress with the product volume sold that is essential trans fat free.
- Development of a peanutless peanut butter flavored filling, following strong demand for peanut and wheat allergen free products.

Innovation in Purac

Purac has a centrally managed Innovation and Competence Center and three regional application laboratories. The knowledge generated by our Innovation and Competence Center is used – often in cooperation with our customers – to develop new products and applications geared to the needs of our specific markets: preservation, bio-plastics and green chemicals. In order to share this knowledge with our customers on an even larger scale we have created four regional application laboratories in Gorinchem (the Netherlands), São Paulo, Chicago and Singapore which work closely together with the Innovation Center. These application laboratories form a global technical network with the ability to roll out new product technologies locally and regionally. Being closer to our customers has increased the effectiveness of our overall innovation chain and enabled us to launch more new products and applications.

Main Themes and Areas of Attention

Purac is responding to global trends by exploring innovations based on natural food preservation solutions. The focus areas



Natural preservation of refrigerated foods

The trend towards more convenient and fresher food products is increasing. Examples of these food products are ready-to-eat/heat/cook meals and meal components, soups, sips, sauces, fillings, stuffings and pasta.

Food producers have some challenging hurdles to overcome when entering this market. Not only do they need to deliver a high quality product that stays safe until the end of its shelf life, but they also need to meet the high expectations of the customer in terms of taste, appearance and clean labeling.

To ensure these demands are met, Purac has developed a portfolio of natural food safety products under the brand PuraQ. For these developments Purac works closely together with leading companies in this market.

are food safety and extension of shelf life. The challenge is to develop solutions which reduce the number of ingredients on the product labels, the so called "clean labels". Many solutions are based on lactic acid (and derivatives) formulations, though in the meantime other solutions have also been developed and launched successfully.

Sustainability is key theme in Purac's total portfolio. As a leading player in green chemicals, made from renewable resources, such as beet sugar, cane sugar, corn and tapioca, Purac aims to contribute to the global industry's search for solutions to reduce CO_2 emissions and decrease the dependency on fossil fuels. Today lactic acid and lactic acid derivatives are made from renewable resources. Purac is well positioned to contribute to a new generation of so-called bio-based building blocks in which lactic acid can become an important platform chemical. In 2009 Purac has made great progress with the development of products, technology and applications for bio-based Poly Lactic Acid (PLA). Recently the decision was taken to invest in a 75,000 tons lactide plant meant to enable further development of this very interesting market.

In order to strengthen the global leadership in lactic acid and lactic acid derivatives, significant efforts in terms of technology have been put to improve the CO_2 footprint and its cost base. In 2009, the gypsum free technology for the production of lactic acid has been applied in a pilot plant at our location in the Netherlands. In the future this new technology will be introduced in the new factories as it will boost the sustainability claim for our future bio-plastics customers.

Progress in 2009

Some important launches in 2009 have been:

- Six new products in the PuraQ product portfolio for the natural food preservation market. Examples are PuraQ Verdad NV15, PuraQ Safe RS55 and PuraQ Extend NX12.
- PURAC FIT, a new product in the food taste & acidification portfolio used to mask after taste in sweetened drinks.
- PURACAL Qstable 140 and PURACAL Qsynergy, two new products in the food nutrition portfolio which optimize the current broad portfolio of calcium salts.
- PURALACT L and PURALACT D, two new products for the bio-plastics market. These products enable producers of lactic acid based bio-plastics to manufacture products with high heat resistancy. This opens up a new field of applications, where resistancy to high temperatures is critical.

Procurement

Managing the volatility of raw material prices and optimizing total sourcing costs are crucial for CSM's results. In 2009 CSM has brought procurement for all divisions under a global management structure, building on the foundation which was established during the 2006–2008 3-S restructuring program. All local procurement staff have been centralized into regional teams, which now operate under one CSM wide global framework, which allows the organization to capitalize on combined volumes and joint expertise across the divisions.
The regional teams are set up to optimally serve the different geographies, whilst sharing systems, expertise, and reaping the benefits of collaborating on global issues. The procurement teams are supported by harmonized transactional systems, allowing them to work in a consistent way and share knowledge and data, which in turn increases transparency and market insights.

Apart from driving economies of scale, centralized procurement enables CSM to develop a deep level of expertise of all its key sourcing markets and commodities. In-depth understanding of markets is a prerequisite to anticipate price volatility, and to create a level playing field with suppliers. Bundling the large volumes and expertise of the procurement organization benefits CSM's negotiation power, improving overall procurement performance and purchasing terms.
Innovation is another important area where CSM leverages its procurement expertise. Procurement experts work in close collaboration with the innovation centers in order to increase the success rate of innovation projects.

Our global procurement approach allows CSM to control its procurement process in an effective way and to mitigate supply risks better and faster. One of the key focus points in this respect is to manage our supplier base in terms of quality and conditions. CSM has started various initiatives to rationalize its supplier base, geared to its different products groups.

In 2010 CSM will continue to professionalize the procurement function even further. Key priorities will be continued tight control of commodity input pricing, further rationalization of the supplier base, and the implementation of NPR (Non Production Related) procurement teams which target improved sourcing of indirect materials. Also a considerable effort will be spend on building closer relationships with our key suppliers.

Progress 2009

Expert teams have been established for key commodities, leading to better information for our sales and marketing people and our customers, and creating a more pro-active approach. This was achieved by, amongst others, improving the dialogue between management of the business units and procurement, with the result of better integrated overall business decisions.

In 2009 CSM successfully managed its commodities procurement in a highly volatile market. By improving our market-related business intelligence and managing our positions in line with the risk requirements of our customers we were able to manage price development throughout the year.
We also rationalized a number of our ingredients and have developed flexibility between the major suppliers. This flexibility will allow us to better deal with shortages in raw materials.

The approach of integrating procurement into innovation paid off in 2009. For example, procurement played an important role in the launch of Bio Bread; bread rolls produced from organic ingredients only. All ingredients need to be bio certificated, in which the right organic sourcing, affordable and in time, was crucial in the success of this product launch.

In 2009 we have set up an NPR organization for indirect materials, the benefits of which will be visible in 2010. This organization will ensure a more uniform procurement approach for a large number of spend areas outside manufacturing, resulting in quality improvements and more competitive prices.

People

The global economic crisis made 2009 one of the most challenging years in living memory for companies, employers, employees and their families alike. While CSM has not been spared from the turmoil, the 2006-2009 reorganizations meant that the company was in relatively good shape to weather the storm. We were able to avoid large-scale restructuring and respond to the economic situation by making better use of our teams, reducing external hiring, and scrutinizing costs even more than usually to keep the organization healthy and competitive. Because of all of this our people could focus on their jobs and help CSM emerge from the crisis as a stronger business and team. At the same time we continued to invest in training and development of our people to strengthen the organization.

People Strategy

People are at the core of our business. CSM people talk business with over 150,000 customers every year. In many cases these discussions are based on long standing relationships where we consistently bring value by unleashing the power of the 8,500 colleagues in the CSM organization. Irrespective of whether our colleagues are in sales, marketing, research & development, supply chain or otherwise servicing our customers, they are all true professionals who are passionate about their work and what CSM stands for. Whether our customers are looking for an existing product or a new one, together we will find the best solution for them. That is what we call real partnership.

As we want to be the leading player in selected parts of the competition arena, we continued to invest significantly in CSM people in 2009. To retain this leadership position it is critical to develop our people by means of formal and on the job training, exciting projects, international experience and exposure. CSM managers learn how to lead and not just manage. We aspire to build generations of leaders to keep CSM in the top spot. In 2010 we will continue to expand our leadership development and training programs.

Attracting high potentials is how CSM builds its talent base from the bottom up. Our trainee program in Europe has now reached the next stage of maturity offering young graduates the opportunity to work in different positions in our business. They also get the opportunity to go abroad for six months to develop international skills and experience what it is like to work and live in a different environment and culture.

More than ever before, we provide employees with the opportunity to work on larger scale projects. Some of these projects also mean going abroad for a shorter or longer period. This allows us to deploy skills and capabilities where we need them, while providing broader experience to our people. Given the interdependent structure of CSM, we need diverse management that is better connected and takes a more international approach. Examples of these projects in 2009 which are driving diverse management included the roll-out of SAP in various countries, the start-up of our new bakery business in Turkey, our lactic acid factory in Thailand and research & development exchanges between the US and European innovation centers.

This also makes CSM a more attractive employer, creating a sustainable competitive edge. In today's talent market it is not enough to just make promises. What really distinguishes us is the ability to offer a more varied and challenging career. As a medium-sized multinational, we are facing the same challenges as much larger companies but without the bureaucracy, big head offices, or a vast army of resources. This creates space for those who have a passion to succeed and the entrepreneurial drive to find commercial opportunities.

Corporate Values

We understand that doing business in the right way means showing respect, appreciation and a cooperative spirit to everyone we work with. As a company, it is our goal to improve the quality and sustainability of life. We do this by helping to create a society where people can make a conscious choice for safe, healthy, nutritious and delicious food. We are passionate about providing the very best products, technologies and services to our customers to help them succeed.

2009 saw the global launch of the CSM values passion, partnership and performance, which are applicable to all our employees. Values are hardly new to CSM: in many countries we have been applying local values for many years. However, we felt that we needed to connect these local values and merge them with the CSM values in the same way that we are connecting our people in different positions and countries. The CSM values guide the implementation of the CSM strategy and help us on a daily basis to bring our best thinking and value to our customers. The CSM values were well received by our people and many new initiatives have been started to make them even more meaningful. In this respect our values are not only a source of business, they also constitute a source of engagement and pride for CSM people.

Partnering with the business

Despite the economic challenges of 2009, we continued our customer intimacy strategy, developing new products and solutions and, at the same time, aiming for geographic expansion. The CSM Human Resources function continued to develop and tailor our people strategies in support of our business. These strategies are underpinned by CSM management development and local training and are linked to both short and long-term objectives to measure success and pay for performance.

CSM is committed to doing business in a responsible and ethical way. Examples include our new regional quality organization to further improve the quality of our products, the choice we offer to our customers to have different product specifications or the working environment for CSM people.

Important principles in CSM's social and people policy are:

- to recruit, develop and promote employees on the basis of the talents and skills required for the job;
- to provide safe and healthy working conditions;
- to offer a varied and challenging career;
- to encourage and support individual and team initiatives to further improve the results, reputation and growth potential of CSM;
- to strive for performance excellence and related rewards.

We monitor adherence to these principles and constantly adapt our approaches. Through formal and informal channels we ensure CSM management stays strongly connected with staff at all levels. Through employee meetings, focus groups and news letters we strive to maintain close relationships and an ongoing dialogue with our people. Board members and senior managers regularly visit the various CSM facilities to support the dialogue with management and staff.

In 2009 all Works Councils in Europe and local employee representatives have again played a key role in supporting the business by participating in dialogues for example on how to respond to the crisis and support the stronger CSM organization. These dialogues have clearly added value to both our people and our customers.

Number of CSM people

The average workforce decreased to 8,382 in calendar year 2009, due mainly to the effect of 3-S restructuring projects in the supply chain in all divisions during the last years.

The distribution of the employees over the various regions is shown in the table below.

	2009	2008
The Netherlands	777	805
Rest of Europe	3,770	3,853
North America	3,501	3,537
Rest of the world	334	326
Total	8,382	8,521

The Environment

A separate sustainability report will be published and can be downloaded from the CSM website (www.csmglobal.com). For this reason, the Annual Report will only outline the main points.

Introduction

As a producer of bakery supplies, food ingredients and green chemicals, CSM is aware of the environmental impact of its business operations. Consequently, this chapter addresses CSM's performance in terms of environmental impact of its operations.

CSM requires all of its operating companies to comply with national, local, regional, and all other applicable laws. Over and above this, the operating companies are to act as responsible members of the community and to prevent, where possible, all sorts of nuisance to the community like emissions and logistic hindrance. CSM stimulates the development of sustainable products and technologies, aiming for continuity. The company promotes an active role and participation in environmental protection initiatives. Creation of, and participation in, local environmental and sustainability initiatives are encouraged.

CSM is committed to protecting the present and future needs of its stakeholders, by conducting business in a safe and sustainable manner. The company maintains management systems, designed to ensure continued environmental, safety and health (ESH) compliance and to support continuous performance improvement. CSM conducts regular audits to monitor ESH compliance and performance at its businesses worldwide.
The commitment to the protection of human health and prevention or reduction of pollution as well as the integration of fundamental principles of resource conservation into business processes, facilities, operations, and products is fundamental. This commitment is anchored in CSM's mission statement.

CSM works with its business partners towards sustainable and responsible ESH practices amongst its suppliers, contractors, and customers. CSM strives for open communication and dialogue on workplace health, safety, and environmental issues with our stakeholders and responds to their ESH concerns and suggestions.

Main Developments by division

General

Overall, due in part to a reduction of stock levels, CSM produced 8% less on a consolidated volume basis. The largest reduction was seen at Purac (16%), followed by both Bakery Supplies Europe and Bakery Supplies North America (5%). Purac uses more energy and (cooling) water per ton of product, therefore this change has an amplified effect on related figures.

As a result of restructuring activities the number of plants reduced from 40 to 39. In order to manage sustainability performance, CSM encourages the implementation of environmental and health and safety management systems, such as ISO 14001 or a comparable norm for operating companies used to minimize environmental impact. Purac implemented the OSHAS 18001 health and safety management system.

Striving for better efficiencies by continuously improving technologies, operations and awareness will remain one of our cornerstones to improve our base. We will also enhance our goals and formulate more specific improvement and reduction programs to reach those goals.

Bakery Supplies North America

In partnership with our customers, suppliers and vendors, Bakery Supplies North America works to make a positive impact in our local communities with our sustainability efforts.
As we become more proficient in our review of the GRI data collection process for energy, it became evident that our efforts in collecting correct data are critical to the outcome of our sustainability efforts.

We see it as an achievement in 2009 that Bakery Supplies North America did not receive a single external complaint from authorities or neighbors for smell, odors, noise or traffic. From an internal perspective, our focus remains on personnel safety where our staff continues to drive process, environmental and people safety.

From an energy consumption standpoint, 2009 brought about a significant shift in our product portfolio. Our increase of volume, especially in baked goods, created a change in our energy profile as the process became more energy intensive. We therefore took an aggressive approach in our capital investments designed to reduce energy consumption. The projects incorporated improved lighting utilizing high efficiency, motion detection florescent lights; steam boiler replacement utilizing modern stack gas conservation systems; installation of hot oil heating system with improved efficiencies by 30%; and ice bank replacements that provided consistent electrical demand. These investments resulted in a sustainable reduction of 20,600 GJ, which amounts to 2.5% of the total energy consumption in BSNA.

Bakery Supplies Europe

Bakery Supplies Europe reduced its overall energy consumption by 7.9%, to 678,153 GJ. Half of it (4%) is related to a reduction in the production volume. Another half (4%) was due to energy usage awareness and energy saving projects. Local initiatives were taken to change and improve existing equipment to reduce energy losses. We also installed more efficient heaters, boilers, chillers, compressors and power supplies.

Two highlights:
In Merksem, Belgium, we installed a Combined Heat and Power (CHP) system. The CHP system generates electricity using natural gas, and at the same time heats up water for the plant processes. The result is a saving of 10,800 GJ of primary energy due to better efficiency in generating hot water and electricity. This is 1.5% of the total divisional energy consumption.

At Kate's Cakes we report energy savings in both electricity (5%) and natural gas usage (6%), due to a combination of activities. First by organizing a "Turn it off" awareness campaign engaging staff in shutting off lighting and central heating in the evening, computers, monitors and other devices when they are not in use. This led to a second initiative, to scheduled shut down of baking ovens when not in use. Thirdly, to lower emissions by reducing refrigerator compressor load, due to a change of the temperature of our main freezers from -23°C to -20°C. Total reduction in this factory is 6,000GJ (1% of total divisional energy consumption). We expect to roll this out in other existing plants when applicable.

Other initiatives in Delmenhorst and Goes counted for another reduction of 10,000 GJ (1.5% of total divisional energy consumption).

We saw an increase in environmental complaints of 6 in 2008 to 9 in 2009, mostly noise complaints of a plant with a community close by. Although a lot of complaints can be categorized as minimum disturbances, we investigate all complaints in detail and make sure we take the right measures.

Purac

Sustainability parameters linked to production volume have improved last year. We achieved a reduction of inventory by integrating Purac Thailand and optimizing the worldwide supply chain. We improved our specific energy usage, with a total reduction of about 15% compared to 2008, due to lower lactic acid volumes in the total production portfolio. Besides this we executed a project aimed at structural energy savings in Brazil. This resulted in a significant energy reduction of 36,000 GJ in 2009. Expressed in a percentage, this represents 10% reduction in energy consumption for the Campos plant. On divisional level this equals to 1.8% reduction of the energy consumption.

The total number of public complaints rose from 3 to 23. Twenty-two of these complaints are odor complaints related to the waste water treatment facility of the Thailand plant. Local communities are living close by the plant and although the facility functions according to expectation, normal waste water odor is a nuisance. Purac Thailand took the complaints seriously and invested in measures that radically reduce odor. In the Netherlands we received two citations for late reporting of accidental environmental spills to surface water.

Outlook

CSM is committed to consistently delivering incremental improvements in key area's that drive our sustainability goals. With our healthy financial position, we are well positioned to drive our business strategy forward. Our Bakery Supplies business will continue to lead the market, both in terms of innovative products and services by anticipating consumer and industry trends. We will continue to focus on health and nutrition using innovation programs. We will advance our product portfolio further in the field of removing less healthy components, improving the nutritional profile and addressing the energy density of products.

Our Purac business will benefit from the global trend towards sustainable green products by advancing our portfolio of applications and technologies and leveraging our partnerships in both preservation and bio-plastics. We will continue to invest in knowledge and technologies to boost the sustainability performance of our value chain partners. Examples include the promotion of our major bio-plastics proposition and bolstering our position as the leading player in this market, which will in turn contribute to the carbon footprint reduction of our customers. Obviously, we are committed to lowering our own carbon footprint as well, supported by our continued focus on operational excellence. Our ongoing operational excellence programs are aimed at improving efficiencies, while simultaneously delivering on sustainability KPI's.

Shaping our sustainable future is an ongoing process. We continue to enhance our sustainability goals within our strategic framework as we are convinced this is the way to create sustainable value.

Corporate Governance

General

CSM endorses the importance of good corporate governance and the principle of the Dutch corporate governance code of 2008 (the "Code"), namely that a company is a long-term partnership between various parties related to the company. Corporate management bears overall responsibility for balancing the interests of these parties, mostly with the aim of ensuring continuity of the company. At the same time, CSM aims to create value for its shareholders in the longer term. CSM is committed to embedding the Code firmly in the company, thereby according a central place to the core concepts of good business practices, integrity, openness, and transparent and well-supervised management. The text of the Code can be consulted on the following website: www.commissiecorporate-governance.nl.

Main Features of Corporate Governance

With the exception of the deviations as set forth in the next paragraph CSM endorses and adheres to the principles and best practices of the Code.

In accordance with the Code, CSM's annual report contains a section describing the main features of its corporate governance structure and compliance with the Code. Any departures from the best practices are explained. Important changes in the corporate governance structure are presented to the General Shareholders' Meeting for discussion. Our corporate governance policy, including the relevant regulations and reports, can be consulted on the CSM website.

Deviations from the Dutch Corporate Governance Code

CSM departs from the provisions of the Code with regard to (a) the severance arrangements in the event of non-voluntary resignation by members of the Board of Management and (b) the possible financing of income tax on vested shares under the share plan by selling part of the vested shares.

Regarding its composition the Supervisory Board always tries to strike the right balance between expertise and experience. A certain degree of age and gender variation may be instrumental in achieving the desired balance in the composition of the Board, but diversity on the basis of age and gender is not a goal as such. In this respect the profile of CSM's Supervisory Board deviates from best practice provision III.3.1 of the Code, as the Supervisory Board does not pursue a specific diversity related objective. The required expertise and experience as well as the availability of the right candidates will be decisive when proposing candidates for (re)appointment.

There are two other situations in which CSM departs from the Code. The members of the Supervisory Board and the Board of Management are appointed by the General Shareholders' Meeting on the basis of nominations by the Supervisory Board. The CSM Articles of Association state that the General Shareholders' Meeting can overrule any such nomination by an absolute majority of the votes cast, provided the said majority represents at least 1/3 of the issued capital. In contrast with the Code, no second meeting will be convened if there is no quorum, as a second meeting is not required by law.
The General Shareholders' Meeting may decide to suspend or dismiss a member of the Board of Management or the Supervisory Board by an absolute majority of the votes cast, provided the said majority represents at least 1/3 of the issued capital. This quorum requirement does not apply if the proposal for suspension or dismissal is submitted by the Supervisory Board. In contrast with the Code, no second meeting will be convened if there is no quorum, as a second meeting is not required by law.

Corporate Governance Statement

The information and statement pursuant to the Decree of December 23, 2004 to determine additional regulations regarding the content of the Annual Report, as amended in March and December 2009, have been published on CSM's website www.csmglobal.com (Section Investor Relations under the heading Corporate Governance).

Structure

CSM nv is an international holding company as understood by Section 153, subsection 3 paragraph b, of Book 2 of the Dutch Civil Code. The "large company" regime therefore does not apply at the level of CSM nv.
Corporate governance relates to the management and supervision of the company, accountability, and the influence of stakeholders on decision-making.
The Board of Management is responsible for developing objectives and the strategy, determining the risk profile and for implementing the strategic and operational policy of the company. The independent Supervisory Board oversees and advises the Board of Management. The Supervisory Board has appointed from among its members an Audit Committee, a Remuneration Committee and a Nomination Committee.
The Board of Management fulfils its duties by promoting the interests of CSM and its businesses. The interests of CSM and its businesses are understood as the interests of all stakeholders, including customers, shareholders, employees, suppliers, and financial partners. CSM is aware of its corporate social

responsibility and is deeply committed to protecting the interests of the community. CSM works on the principle that corporate management should consistently determine and implement the corporate policy from a long-term vision of continuity. CSM endorses the importance of clear accountability for its policy and the results thereof.

Common shares in CSM are listed on Euronext Amsterdam. The financing preference shares are not listed. No restrictions apply for the transfer of shares. If a shareholder or group of shareholders acquires 30% or more of the share capital, the said shareholder or group of shareholders is required by law to make an offer for the entire outstanding capital.

Shareholders have voting rights in proportion to the number of shares held.

The annual General Shareholders' Meeting will be held within six months of the close of the financial year. At this meeting the Annual Report and Financial Statements drawn up by the Board of Management will be presented for adoption, amongst other things. If requests are received from shareholders who individually or collectively represent one percent (1%) of the issued capital or at least € 50 million of market capitalization, to place items on the General Shareholders' Meeting agenda, these will be honored provided they are submitted to CSM at least 45 days prior to the date of the meeting, unless such items are deemed incompatible with important company interests.

Extraordinary General Shareholders' Meetings will be held as often as the Board of Management and Supervisory Board so desire. An extraordinary General Shareholders' Meeting must also be held if one or more shareholders who collectively represent at least 1/10 of the issued capital submit a written request to this effect to the Board of Management or the Supervisory Board enclosing a detailed list of agenda items. If neither the Board of Management nor the Supervisory Board – which have equal powers in this matter – responds in such a way that this extraordinary General Shareholders' Meeting can be convened within six weeks of the request, the applicants are at liberty to convene the meeting themselves and appoint a Chairman.

With the exception of cases in which a larger majority is required by law or the Articles of Association, decisions at the General Shareholders' Meeting will be taken by an absolute majority of the votes cast.
Decisions to amend the Articles of Association and/or dissolve the company may only be taken at a General Shareholders' Meeting in which at least 2/3 of the issued capital is represented and by a majority of at least 3/4 of the votes cast, unless the proposal has been submitted by all incumbent members of the Board of Management with the collective approval of all incumbent members of the Supervisory Board, in which case the decision may be taken by an absolute majority of votes, regardless of the represented capital.

In line with the recommendations accompanying the Code CSM will submit for discussion purposes a separate agenda item to the annual General Shareholders' Meeting in April 2010 regarding the main features of CSM's corporate governance structure and its compliance with the amended Code.

Risk Management

Risk Management and Internal Control

CSM operates worldwide with operating companies in various markets and jurisdictions. Against this background it is important to ensure the timely identification and effective management of all significant risks inherent to the execution of our strategy and realization of our objectives. The Board of Management is responsible for the design, implementation and operation of CSM's risk management and internal control systems.

Our governance model identifies clear reporting and accountability structures in line with the corporate governance code (see pages 39-40).

Risk Management Approach

Our approach to risk management is aligned with the Enterprise Risk Management framework of the Committee of Sponsoring Organisations of the Treadway Commission (COSO – ERM), which aims to achieve a reasonable level of assurance. Our risk management approach is aimed at embedding risk awareness and risk management at all levels of CSM to ensure that risk decisions are taken and evaluated consciously and properly. Our risk management approach covers Strategic/Market, Operational and Financial/Compliance risks and can be illustrated as follows:


Strategic / Market
Operational
Financial / Compliance
Entity Wide Controls
Global Control Framework
Monitoring and Audit

Driven by CSM Corporate in 2009 our bi-annual risk management workshops were held to identify the critical risks for all Business Units. Action plans to mitigate the risks are/will be developed and the progress of the risk mitigation actions will be followed periodically. Risks are being discussed on an ongoing basis during quarterly meetings between the Business Units and the Board of Management.

In 2009 an updated crisis manual was introduced. The crisis manual provides measures for effectively handling and managing any type of crisis. All companies are in the process of implementing the crisis manual, which will be completed in 2010.

Insurance

Insurance is an integral part of our risk management approach as it is an instrument to manage the financial consequences of risks. The choice to obtain external insurance cover depends on the cost efficiency of the instrument. The coverage of insurances is monitored and benchmarked regularly.

Key Risk Areas

For our key risk areas the following main risks have been identified, together with the mitigation actions taken.

Strategic and Market Risks

This area can also be affected by legal and regulatory changes made by governments, which could severely impact our business but cannot be influenced by us.

Impact of Economic Environment

CSM operates in two markets: the market for bakery supplies and ingredients, and – through its lactic acid products – the market for preservation, fortification and green chemicals. The worldwide economic environment impacts our bakery business as demand for our products will fluctuate in line with GDP development. Demand for lactic acid products will be impacted as certain customers operate in more cyclical markets that fluctuate with the economy.

We will not be able to neutralize the effect of a further economic downturn immediately, but we can show flexibility by bringing down cost levels and adjusting the product offering to changing demand, thus employing two instruments available to mitigate the negative impact. To be able to adjust our production costs we have created some degree of flexibility by hiring temporary staff. Adjusting our product offering to changing demand can be realized relatively quickly due to our extensive Research & Development and procurement experience.

Inability to Manage All the Changes in the Company and the Marketplace

Besides the strategic reorganizations CSM has undergone, and is still undergoing, the market situation is becoming more and more volatile. This puts a strain on management's ability to deal with all changes successfully. Failure to respond adequately or timely could severely damage CSM's financial position and its future growth perspective. The availability of good management and systems is vital in this respect.


Going beyond
understanding
our customers,
to understand
their customers



We combine product and service to provide an effective solution based on our intimate knowledge of customer requirements. This means going beyond understanding our customers; we also need to understand their customers. These insights impact everything that we do with and for our customers, from product development to flexibility of supply.

We will continuously review the effectiveness of our organizational structure and the quality of our management to keep our organization future proof. We will continue to further improve our agility through aiming for "the right people in the right place" and through continuously aligning our systems and structures with marketplace developments.

The Needs of Customers and End Consumers Not Being Addressed with New Products

Continuously innovating and revitalizing our product range in line with today's trends in the market, like healthier products is essential in order to maintain market leadership and avoid a narrowing margin on our products sold.

At Bakery Supplies we have established six Innovation Centers across Europe and North America. At Purac we have established a core Innovation & Competence center with three regional application labs. Our Innovation and Competence organization continuously focuses on the successful development of products meeting customer and end user needs and demands.

More investments have been made in monitoring market trends and consumer needs.

PLA Bio-plastic Developments Not Meeting Customer Needs

Lactic acid is one of the sources for manufacturing bio-plastics; other technologies are or will be developed to target this promising market. The attractiveness of the bio-plastics market is driven by growing consumer demand for degradable plastics made from renewable sources. Demand may increase or decrease with its relative cost compared to conventional oil-based plastics.

Purac keeps a close eye on competing technologies and is maintaining its competitiveness by continuously refining its proposition from both a product specification and cost perspective.

We will increase our effort to drive the success of bio-plastics. In December 2009 we announced the start of the construction of a Lactide plant by Purac in Thailand to produce components for bio-plastics, increasing our investment in this technology by € 45 million.

Losing Our Competitive Position

We operate in a competitive market in which it is essential to keep cost and service levels at least on par with those of our competitors. Failing to achieve this could lead to market share erosion by competitors or customers substituting our products with alternatives.

Our Research & Development efforts are not only geared to new product introductions but also to production improvements. Improving our cost competitiveness has been a priority during the past years. We have restructured our manufacturing footprint, enhanced production specialization and optimized our logistics. Continuous IT investments are being made to support our business requirements and achieve cost efficiencies as well as to improve customer responsiveness and service levels.

Attractive Bakery Supplies Acquisition Candidates Not Being Available

In our bakery supplies strategy, growth by acquisitions plays an important role in taking our part in the consolidating market. If there are no candidates available to meet our strategic needs or deliver the value required by our financial standards, this could hamper the execution of our growth strategy and could potentially weaken our position if competition pursues acquisitions.

With an average market share of approx. 10% in our major markets in the US and Europe we believe acquisition opportunities do exist. Over the last years we have changed our structure in such a way as to be able to easily integrate new acquisitions into our organizational structure. This will result in strong synergies through the elimination of costs and/or the realization of faster sales growth. It will also enhance our capability to pay a competitive market price and meet our value creation requirements.

Operational Risks

Business Continuity

Serious disruption of our supply chain as a result of calamities such as fire, flood or earthquakes, or due to contamination, strikes or major system breakdowns, could have a major impact on our profitability. The closure and specialization of factories for efficiency reasons have increased this risk.

Our risk management approach aims to detect and prioritize the most serious risks leading to a discontinuation of our supply chain. We are working to develop appropriate back-up measures and where possible these measures have been tested for effectiveness.
Based on best practices and experiences, we continuously review and improve manuals and guidelines at our operations to support our employees in preventing and limiting the risk of calamities and mitigating the effects of calamities.

Raw Material & Energy Price Volatility and Availability

As we have seen over the last years, sudden increases or decreases in the price of raw materials can seriously impact the margins of our products sold. Scarceness of raw materials due to excessive demand or production interruption at suppliers can also impact our results due to sales declines and additional cost required to satisfy our raw materials need.
We continuously invest in the relationship with our customers, advising on changes in product assortment, technology and changes in consumer behavior. We believe a relationship based on transparency and trust, in which true value is added, supports our ability to pass on increased cost via price increases or redevelop products with lower cost ingredients in collaboration with our customers.

Our procurement departments, centralized by continent, have developed adequate measures to secure contract positions in order to minimize or delay exposure to cost fluctuations of raw materials which could negatively impact our margins. These measures include early warnings of possible impact to our organization and our customers. Furthermore, we have implemented a multiple-supplier sourcing policy for our most critical raw materials.

IT Implementations

Today's IT systems are the heart of a company's supply chain and customer fulfillment processes. Major disruptions to IT systems can have a serious impact; one of the most critical moments is the implementation of new systems.

We run a continuous IT program supporting our strategic and operational business objectives.
Over the past years we have implemented various new systems. We are confident we have a good understanding of how to execute implementations and take the necessary safety measures to avoid failures. Where possible we try to limit the potential impact of new system failures by avoiding "big bang" implementations. These, however, cannot be avoided in every situation.

Integration of Acquisitions

The assumed value of an acquisition can be seriously impacted if it is not properly integrated. This could lead to the loss of major customers, the loss of important employees or the loss of proprietary knowledge and disruption in the supply chain, quality complaints or impacted service levels.

CSM has adopted a structured approach towards the integration of acquisitions which in some instances could even mean that integration is postponed until circumstances have improved. Already during the acquisition process much time is spent on the post-acquisition measures that will need to be taken for a successful integration into the CSM organization.

Loss of Large Customers

The loss of a large customer could have a disproportionate impact on the profitability of the company due to the serious impact on the utilization of factories. CSM has a large customer base in which the five largest customers account for a little less than 10% of CSM sales.

An intimate relationship based on profound knowledge of the customers' needs and those of their end consumers, continuous development of new products, where possible developed jointly with our customers and excellent service and cost levels should limit the risk of large customers leaving. CSM's strategy is very much focused on improving these fundamental elements in the relationship with customers. Substantial investments have been and will be made towards further improvement.

Financial and Compliance Risks

Legal and Regulatory Compliance

The company's business is subject to regulations by international, national and local governmental agencies. Non-compliance with local laws, food safety regulations, human health, safety and many other regulations could pose a serious threat to CSM.
CSM could be exposed to substantial claims from various parties or permits could be cancelled.

Our corporate Code of Conduct, policies and procedures are properly maintained and made available to all our staff via the CSM intranet and are frequently communicated. Compliance is enforced by local companies supported by Corporate.

Volatility in the Exchange Rate of Various Currencies

As CSM operates in various non-euro countries we have to deal with volatility of exchange rates of a number of currencies versus the euro.
This impact can be seen in the translation of the results and equity of foreign entities into euros and in the results of transactions when there is a difference between the currency of the production costs and the currency in which the sale of the product is being made.

CSM has a hedging policy in place to limit the impact of volatility of foreign exchange rates. Hedging the impact of the foreign currency translation risk is partly and indirectly effectuated

through increasing CSM's liabilities in foreign currencies. Of the total external debt of CSM approx. 70% is denominated in US dollars, which partly offsets the large equity translation exposure CSM has against the US dollar.
The exposure to transaction risks is hedged by offsetting the long or short term currency position through a system of gradually selling respectively buying this currency with the objective of mitigating the impact of sudden movements in currencies.
A sensitivity analysis of interest rate changes can be found in Note 23 on page 91 of the financial statements.

Insufficient liquidity to Finance Operations

As CSM is financed with a mix of equity and interest-bearing loans, a sudden increase in its liquidity needs or a decrease in available loans might pose a threat to the continuity of the financing of the company.

In order to avoid unexpected increases in its liquidity needs, CSM has a planning & control system in place that manages the working capital needs of the company and gives an early warning in case of a sudden increase taking place. In the event of an increase in its liquidity needs CSM has sufficient committed loan facilities of approx. € 970 million at its disposal. At the end of 2009 CSM had used approx. € 390 million of these facilities. The facilities can be used up to a maximum allowable net debt to EBITDA ratio of 3.5. At the end of 2009 this ratio was 1.6.

Pension Risks

The pension risk relates mainly to the funding risk of the defined benefit plans. The most important effects are attributable to economic factors such as interest rate, equity risk, inflation risk and foreign exchange risk. Adverse stock market developments negatively affect the assets of CSM's pension funds, while falling interest rates lead to lower discount rates and higher pension liabilities.

CSM gives considerable attention and assigns quite some resources to ensure disclosure, awareness and control of pension exposure and related financial risks. CSM's pension landscape is diverse.

In Europe, CSM has a number of defined benefit plans, covering a substantial number of its employees in the Netherlands, the UK, Germany and Belgium. Outside Europe the pension risk is considered not material, as CSM has mainly defined contribution plans in place or pension arrangements with local insurance companies.

The investment strategy of the pension funds and the associated tactical asset allocation are based on asset, region and currency diversification to offset funding risks. The funding position of the defined benefit plans has recovered during 2009. The funding position at the end of 2009 is such that no substantial cash payments by CSM are required in the short term.

Financial Reporting

Non-compliance with International Financial Reporting Standards (IFRS) could pose a serious threat to CSM. Not informing our shareholders and other stakeholders in conformity with IFRS could lead to a lack of trust, to reputation damage, a declining share price, and potential legal claims.

Our financial reporting systems and processes are geared towards our business requirements and support business reviews. For group reporting we deploy a standard consolidation tool. Our corporate accounting policies and procedures are properly maintained and made available to all our staff via the CSM intranet and are communicated frequently to our finance community. A monthly review of finance reports is performed by corporate and business unit teams. Our global control framework should warrant adherence to IFRS.
In 2009 the finance community has been trained in view of the latest IFRS developments.

Tax

As CSM operates in many countries we have to manage compliance with a wide variety of tax laws.
We have an adequate quarterly reporting system in place, hold regular tax meetings, and visit our operating companies to monitor compliance. A transfer pricing policy and documentation are in place as well. Further, we work with external tax experts who support our tax planning and returns and advise us in compliance matters.

Interest Rate Increases

To a large extent CSM is financed via interest-bearing loans, which at the end of 2009 amounted to approx. € 390 million. In order to mitigate fluctuations in the interest rate paid, CSM has agreed on long-term interest rates with its financial partners.
A sensitivity analysis of interest rate changes can be found in Note 23 on page 89 of the financial statements.

Control Measures

In order to prevent risks from occurring and to mitigate the effect of the risks if they occur, CSM has a number of control measures in place, details of which are explained below.

Entity-Wide Controls

Our entity-wide controls are not limited to those outlined in this section; in this section various examples of policies and procedures can be found which are implemented by local operating companies.

Legal and Regulatory Review

Local management is responsible for compliance. Corporate Legal is consulted by local management on various occasions. Every six months local management reports legal issues exceeding € 100,000 to Corporate Legal and Corporate Finance.

Fraud Prevention & Code of Conduct

CSM has a continuous focus on fraud prevention which is supported by the distribution of the "Good to know on Fraud!" booklet to management throughout CSM. The booklet is also available on our intranet to all our employees. This publication, comprising the Code of Conduct, creates awareness and provides examples of how to identify and respond to fraud.
The Code of Conduct can be found on our website.

Whistleblower Procedure

A Whistleblower Policy and reporting system are in place to enable our employees to report potential integrity issues or violations of our Code of Conduct. During 2009 seven minor cases were reported. Each of these cases has been followed up by CIAS (Corporate Internal Audit Services) and where necessary, appropriate measures and or actions have been taken by management. The whistleblower cases including follow up are reported to the Audit Committee.

Letter of Representation

Every six months Managing Directors and Finance Directors of each reporting entity and, where applicable, other senior staff provide a Letter of Representation to the Board of Management. This letter represents compliance with financial reporting and internal controls.

Global Control Framework

As CSM operates worldwide we take the stand that we have to maintain and achieve high quality reliable financial reporting and a sound control environment. Since 2006 we have been working on the implementation of a financial control framework. In the initial phase all entities documented their internal controls on financial reporting. Since 2008 a software solution enables maintenance of the internal control documentation as well as self-assessments of operational effectiveness, reviews and audits.

All reporting entities assess operational effectiveness of their financial closing and reporting processes, at mid-year and end-of-year, confirming compliance with the relevant guidelines and IFRS. Together with the Letters of Representation this ensures the integrity of our financial reporting. During 2009 our main entities performed an assessment of the operational effectiveness of their key financial process controls. The assessments have been audited by the internal and external auditors.

The scope of our Information Security policy is fully aligned with the ISO 27002 standard and also meets our financial reporting requirements. In 2009 all entities performed assessments with the guidance to prioritize their improvements actions on nine key risk areas ranging from information system continuity to disaster recovery, and from user management to adequate design of roles and responsibilities in our application systems. Based on the outcome of the assessments and progress made in the key risk areas we concluded that our IT security position is adequate. However, we will continue to make further improvements.

Monitoring and Audits

Business Planning, Budgeting & Management Review

Based on the CSM strategy and strategic plans, divisional targets are set for the annual budget process. After determining the divisional budgets they are rolled out to the business units, operating companies and operational levels. Quarterly updated estimates are made based on a six-quarter rolling forecast. The divisions monitor business performance on a periodic basis using a defined set of critical performance indicators and periodic divisional reviews of actual results, and by visiting local entities frequently.

Operational management meets at least once a month to discuss the strategy and related risks, the actual performance versus budget, and other significant matters.
The Board of Management meets at least once a month, has a bi-weekly conference call, and reviews the divisional businesses on a quarterly basis. Next to this, members of the Board of Management regularly visit our main local business operations.

Internal Audit

The objective of CIAS is to provide a broad range of audit services designed to help CSM meet its objectives. CIAS evaluates risks and ensures that the controls in place are adequate to mitigate those risks. Next to the "assurance role" the second role of CIAS is to provide value to the business of CSM through tailor-made operational audits, identifying best practices and indicating improvement opportunities to business management.


SPECIAL
PASTEL
FRUTAS

We strengthen our footprint by entering new geographies, partly by embarking on international expansion of our existing customer relationships. In 2009 we launched CSM as a global brand, reinforcing our global corporate positioning to serve our international clients around the world, whilst staying closely connected to local markets.


Serving our international customers around the globe

Internal Audit at CSM is based on co-source: a small department in combination with external parties, providing specialised knowledge and flexibility. In 2009 35 audits were performed and reported on. The focus of CIAS is evenly spread over the following areas:

- compliance of the operating companies with the Global Control Framework;
- value-added audits (focused on business processes);
- special projects (due diligence, post mortems, fraud prevention and others).

Audit results are reported to the Board of Management and discussed with the Audit Committee.

External Audit

Our external financial audit engagement ensures that all main entities are audited by the external auditor either for statutory and/or group purposes. The focus of the external auditor's work is the financial reporting with the objective of providing a reasonable basis for the audit opinion on the fairness of the presentation of the financial position.

Management Representation

CSM's risk management and internal control system are designed to identify in a timely manner the risks inherent to our strategic, operational and financial business objectives and to determine appropriate risk responses as generally described above. Risk management and actions taken in the year under review were reported to and discussed in the Supervisory Board and Audit Committee.

Internal representations received from management, regular management reviews, reviews of the design and implementation of our risk management and internal control systems, and reviews in business and the Audit Committee are an integral part of the company's risk management approach.
It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of strategic, operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, frauds and non-compliances with laws and regulations.
On the basis thereof, the Board of Management believes to the best of its knowledge that the internal risk management and control systems provide a reasonable level of security against inaccuracies of material importance in the financial reporting. These systems operated adequately in the year under review; and there are no indications that the systems would not be adequate in 2010.

All in all, the Board of Management is of the opinion that it has fulfilled the best practice provision II.1.4 of the Dutch corporate governance code with due observance of the recommendations of the Corporate Governance Code Monitoring Commission.

Responsibility Statement

To the best of our knowledge the financial statements give a true and fair view of the assets, liabilities, financial position and profit of CSM and its consolidated companies. Further to the best of our knowledge the annual report gives a true and fair view of the position of CSM as at the balance sheet date, and of the development during the financial year of CSM and its group companies included in the financial statements, together with a description of principal risks CSM faces.

The members of the Board of Management have signed the financial statements pursuant to their statutory obligations under Article 2:101(2) of the Netherlands Civil Code and Article 5:25c(2)(c) of the Financial Markets Supervision Act ("Wet op het financieel toezicht").

Diemen, the Netherlands, 23 February 2010

Board of Management CSM nv
Gerard Hoetmer (CEO)
Koos Kramer (CFO)
Reinoud Plantenberg

Report of the Supervisory Board

General Information

Financial Statements, 1 January 2009 - 31 December 2009

The financial statements prepared by the Board of Management for the financial year 2009 have been audited and certified by Deloitte Accountants B.V. The auditors' findings on the financial statements have been discussed with the Supervisory Board. The Supervisory Board has accepted the financial statements and recommends that they be adopted by the General Shareholders' Meeting. The Supervisory Directors have signed the financial statements pursuant to their statutory obligation under Article 2:101(2) of the Netherlands Civil Code.

Meetings of the Supervisory Board

During the report year the Supervisory Board met seven times in the presence of the Board of Management. The discussions at these meetings covered frequently recurring topics, such as strategy, the CSM portfolio, developments in results, business developments in the divisions and operating companies, trends in the markets where CSM operates, key investments, group risks, internal risk management and control systems, the outcome of the Board of Management's evaluation of the set-up and operation of these systems, corporate governance, corporate social responsibility, the organizational structure, management development, acquisitions and divestments, the financial statements and the annual report. In the past year, specific attention was paid to developments in the bio-plastics market and the investment in a lactide plant in Thailand, management development, and the regulations and profile of the Supervisory Board. The Supervisory Board visited the production facilities of Purac in Montmeló, Spain and Croexsa in Llorenc, Spain. Members of the Supervisory Board also paid a visit to the International Bakeries Association fair in Düsseldorf, Germany. The Supervisory Board also held two meetings in the absence of the Board of Management as well as a number of telephone meetings. No members of the Supervisory Board have been absent frequently. Prior to the ordinary meetings with the Board of Management the Supervisory Board also meets in the absence of the Board of Management to discuss, amongst others, developments in the results, and the profile, composition and performance of the Board of Management. The Supervisory Board also evaluates its own performance, the performance of its committees and that of its members. Focus points include expertise, independence, integrity, critical ability, and a balanced composition of the Supervisory Board. In the past year an outside consultancy firm was engaged to do an overall assessment of the functioning of the Supervisory Board, its committees, its individual members, and of the cooperation between the Supervisory Board and the Board of Management. The results of the individual assessments were discussed with the respective persons. The assessment of the Supervisory Board as such and its committees and the cooperation of the Supervisory Board and its committees with the Board of Management were discussed with both Boards jointly. Recommendations were made on the structure of and agendas for the meetings. Recommendations were also made for the cooperation between the two Boards and on the frequency of contact moments.

Composition of the Board of Management

Mr. Gerard Hoetmer has been reappointed as member of the Board of Management by the General Shareholders' Meeting of 22 April 2009. The Supervisory Board had announced that Mr. Hoetmer upon reappointment would continue to chair the Board of Management. On 12 January 2010 it was announced that Mr. Reinoud Plantenberg had decided to step down from the CSM Board of Management at the end of his four year term after the upcoming General Shareholders' Meeting in April. He will transfer his duties as President of CSM Bakery Supplies North America to Mr. Bret Weaver as of May 2010. Bret Weaver currently holds the position of President of H.C. Brill. Reinoud Plantenberg will continue in a number of special projects until his retirement in 2011. As of May 2010 the Board of Management will consist of Gerard Hoetmer (CEO) and Koos Kramer (CFO). We are very grateful to Reinoud Plantenberg for his contribution to CSM in general and for his achievements in the North American business in particular. Under his management the three business units in the US became the leaders in their respective markets, showing a healthy performance. He has built a strong and dedicated team, providing CSM with a seasoned successor in the person of Bret Weaver, as President of BSNA.

Composition of the Supervisory Board

Ms. Prof. L.A.A. Van den Berghe will resign after the upcoming General Shareholders' Meeting in April 2010, having served three 4-year terms on CSM's Supervisory Board. CSM is deeply indebted to Ms. Van den Berghe for her inspirational, independent but committed input in the meetings of the Supervisory Board. Regarding its composition the Supervisory Board always tries to strike the right balance between expertise and experience. A certain degree of age and gender variation may be instrumental in achieving the desired balance in the composition of the Board, but diversity on the basis of age and gender is not a goal as such. Required expertise and experience as well as the availability of the right candidates will be decisive when proposing candidates for (re)appointment.
In the judgement of the Supervisory Board all its members are independent as understood by the Corporate Governance Code.

Committees of the Supervisory Board

Audit Committee

The members of the Audit Committee are Mr. R. Pieterse (Chairman), Ms. L.A.A. Van den Berghe and Mr. W. Spinner. In 2009 the Audit Committee met six times in the presence of the CFO, the internal and external auditors, the Director Financial Accounting and the Director Internal Control. The agenda at these meetings covered, amongst others, the annual and half-year figures, the interim management statements, the operation of the internal risk management and control systems, the code of conduct, evaluation of the audit committee itself, working capital control, impairments, tax matters, treasury, information technology developments and the reports of the internal and external auditors.

Nomination Committee

The Nomination Committee, consisting of Messrs. P. Bouw (Chairman), M.P.M. de Raad and W. Spinner has met formally and informally a number of times in 2009. Topics discussed at these meetings covered the composition of the Supervisory Board and the Board of Management, and relevant succession issues.

Remuneration Committee

The Remuneration Committee, consisting of Messrs. M.P.M. de Raad (Chairman), P. Bouw and W. Spinner, met three times in 2009. It discussed the allocated remuneration (fixed and variable) for members of the Board of Management, the level of achievement of the 2008 targets for the members of the Board of Management, the progress of the 2009 targets, and the target setting for 2010. The Committee also looked at the remuneration structure in general. For 2010 onwards a number of specific items will be adapted to further approach competitive levels and to bring the policy in line with the updated Corporate Governance Code. This will be an agenda item for the General Shareholders' Meeting to be held in April 2010.

Remuneration Policy

The aim of the remuneration policy for the Board of Management is to create a total remuneration package and employment conditions which are competitive, with a strong emphasis on performance-related pay.

The total remuneration package for the Board of Management is benchmarked against companies in the Netherlands of similar size and complexity as CSM. This benchmark is set at the median level of this group of comparable executives based on various sources of market data on the remuneration for executives of companies in the Netherlands.

The remuneration is structured in such a way that there is a balance between the short-term and long-term goals of CSM. The policy for income is simple: half fixed and half variable; and for the variable part: half short-term and half long-term.


LTIP 25%
Base salary
50%
STIP 25%

Base Salary

On the basis of the remuneration policy approved in 2005 the base salary was set at the 2005 median level of similar management positions. In accordance with the policy the base salary is adjusted annually on 1 May on the basis of the consumer price index for family expenditure as published by Statistics Netherlands ("CBS"). The adjustment amounted to 2% as at 1 May 2009.

Short-Term Incentive Plan (STIP)

Members of the Board of Management are entitled to a short-term "at target" incentive of 50% of their base salary if they realize their short-term targets. Three financial targets (ROS, cash flow from business operations and earnings per share) account for 80% of STIP, while 20% relates to personal targets. The extent to which these personal targets have been realized is determined by the Supervisory Board.

In case a target is exceeded the members of the Board of Management are entitled to a higher STIP than the "at target" incentive for that particular target. A maximum STIP of 75% of the base salary can be achieved in case all targets, financial and personal, are substantially exceeded (defined as 115% or more of each target). In case a target is not realized a smaller STIP than the "at target" incentive will be paid out, with the understanding that no STIP will be awarded for substantially lower performance (defined as 85% of the target).

The financial and personal targets for 2009 have for the larger part been realized and exceeded. As a result of the fact that most targets have been realized above the "at target" level the total incentive is higher than the "at target" level.

Long-Term Incentive Plan

The long-term incentive for the Board of Management is based on the Long-Term Incentive Plan (LTIP) linked to relative total shareholder return (TSR).

Each year members of the Board of Management are entitled to an "at target" conditional grant of CSM shares worth 50% of base salary. The performance criterion for this long-term incentive is Total Shareholder Return (TSR) over a three-year performance period.

CSM's TSR is compared with a peer group of ten more or less similar companies. Based on independent analysis the performance of CSM relative to this peer group is assessed at the end of the three-year performance period. Target performance has been set at position 5 based on detailed analyses. If CSM delivers an outstanding performance (first or second in the peer group) the incentive amounts to 150% of the "at target" grant; if the performance is disappointing (ninth, tenth or eleventh in the peer group) the shares do not vest at all.

The Remuneration Committee evaluates the performance of CSM in relation to the peer group, using data supplied by a leading bank in the Netherlands. Upon vesting the members of the Board of Management receive a gross amount which is equal to the gross dividend which would have been paid on the shares in the period of conditional allocation. At the time of vesting the members of the Board of Management may sell as many shares as necessary to pay the related income tax. The remainder of the vested shares will be blocked for two years.

The Supervisory Board periodically determines the peer group, currently consisting of Danisco (DK), General Mills (US), Aryzta (CH), Kerry Group (IR), Grupo Bimbo (SP), Nutreco (NL), Ralcorp (US), Flower Food (US), Greencore (US) and Wessanen (NL). In case of changes to companies within the peer group for whatever reason, the Supervisory Board may decide to make one

or more adjustments to the composition of the group.
The at target and maximum number of conditionally granted shares for each member of the Board of Management and the movements in the number of conditionally granted shares are specified on page 96 of the financial statements.

In 2009, the conditional shares awarded in 2006 vested. As CSM ranked in 9th position in the peer group, no shares were awarded.

Commitment Award

The members of the Board of Management are entitled to an annual Commitment Award in the form of CSM shares worth 10% of their respective base salary. The shares are blocked until the end of their employment with CSM with the understanding that they may sell as many shares as necessary to pay the related income tax. In 2009, as in previous years, none of the Board members have used this option to sell shares.

An overview of the Commitment Award shares can be found on page 96 of the financial statements.

Pension

The pension plan for the members of the Board of Management is a defined contribution plan, the contributions being paid by CSM. The plan is within the fiscal boundaries (Table 2, Witteveen franchise) using 65 as the retirement age. The members of the Board of Management are also insured for a disability pension and death-in-service.

Other benefits and entitlements

Members of the Board of Management are provided with benefits similar to other senior managers in CSM (e.g. company car, tax-free basic expense allowance). CSM does not grant loans to members of the Board of Management. Hence, there are no outstanding loans.

Employment Contract

Members of the Board of Management are appointed for a period of four years and may be reappointed with the approval of the General Shareholders' Meeting.
Messrs G.J. Hoetmer and N.J.M. Kramer have an employment contract for an indefinite period of time which expires at the retirement age or earlier if terminated by either party.
Mr. R.P. Plantenberg has a contract that expires in September 2011. The notice period for all members of the Board of Management is three months. CSM, being the employer, is required to give six months notice.

A severance pay arrangement has been agreed with the members of the Board of Management. This severance pay deviates from provision II.2.8 of the Dutch Corporate Governance Code. This deviation originates from the time of the appointment of Mr. Hoetmer in 2005, enabling CSM to offer him a competitive package of employment conditions. The same severance pay arrangement was offered to the members of the Board of Management appointed shortly after Mr. Hoetmer.
The agreed severance pay can amount to a maximum of 1.5 times the sum of the annual base salary and the most recently determined short-term incentive. In addition, contributions to the base pension plan and the Commitment Award will be paid for a further two years.
New appointments to the Board of Management will be treated in accordance with the practice of good governance and regulations in force at the time of the appointment.

Total Remuneration	Financial year	Fixed remuneration Base salary	Variable remuneration		Other emoluments	Pension	Total
			STIP	LTIP			
Gerard Hoetmer	2009	586	413	0	83	132	1,214
	2008	575	87	0	93	128	883
Koos Kramer	2009	400	282	0	58	73	813
	2008	393	69	0	64	70	596
Reinoud Plantenberg	2009	400	302	0	56	111	869
	2008	393	69	0	65	107	634

The members of the Board of Management may accept a maximum of two paid or unpaid positions on an outside supervisory board or any other such (advisory) position, provided they obtain the prior approval of the Supervisory Board. Currently, only Mr. Hoetmer has an external unpaid appointment with the Stichting "Spieren for Spieren" (www.spierenvoorspieren.nl), a charity organization active for the benefit of children suffering from muscular diseases.

Remuneration for the Board of Management

Total annual remuneration for the CSM Board of Management amounted to € 2.9 million in 2009 (2008: € 2.1 million). The increase is attributable to the significant business performance improvement in 2009.

A breakdown of the remuneration of the Board of Management is specified on page 97 of the financial statements.

Remuneration for the Supervisory Board

Total remuneration for members and former members of the Supervisory Board in 2009 amounted to € 0.3 million (2008: € 0.3 million). This is further specified on page 97 of the financial statements. The table below provides details on the various committees and roles.

Annual remuneration Supervisory Board and its Committees	Supervisory Board	Audit Committee	Remuneration Committee	Nomination Committee
Chairman	60,000	6,000	3,250	3,250
Vice Chairman	50,000			
Member	40,840	4,500	2,250	2,250

No loans or advance payments or any guarantees to that effect have been granted to the members of the Supervisory Board. None of the members of the Supervisory Board has shares in the company or any option rights relating thereto (as at 23 February 2010).

Diemen, the Netherlands, 23 February 2010

On behalf of the Supervisory Board

P. Bouw, Chairman

Financial Statements

2009

Contents

Consolidated Financial Statements 59
Consolidated Income Statement 59
Consolidated Statement of Comprehensive Income 59
Consolidated Statement of Financial Position 60
Consolidated Statement of Changes in Equity 61
Consolidated Statement of Cash Flows 62

Notes to the Consolidated Financial Statements 63
1 Accounting Information 63
2 Accounting Principles 63
3 Segment Information 68
4 Other Costs 71
5 Payroll and Social Insurance 71
6 Depreciation/Amortization of Fixed Assets 71
7 Financial Income and Charges 71
8 Taxes 72
9 Earnings per Common Share 73
10 Property, Plant & Equipment 74
11 Intangible Fixed Assets 75
12 Financial Fixed Assets 76
13 Inventories 77
14 Receivables 77
15 Cash and Cash Equivalents 78
16 Assets Held for Sale 78
17 Equity 79
18 Provisions 83
19 Pensions 84
20 Deferred Tax 86
21 Non-Current Liabilities 88
22 Interest-Bearing Current Liabilities 89
23 Financial Instruments 89
24 Off-Balance-Sheet Financial Rights and Commitments 95
25 Events after Balance Sheet Date 95
26 Cash Flow Statement 95
27 Other Information 96

Company Financial Statements 98
Company Statement of Financial Position 98
Company Income Statement 98

Notes to the Company Financial Statements 99
28 Financial Fixed Assets 99
29 Cash and Cash Equivalents 99
30 Equity 100
31 Non-Current Liabilities 100
32 Interest-Bearing Current Liabilities 100
33 Non-Interest-Bearing Current Liabilities 100
34 Off-Balance Sheet Commitments 100
35 Personnel 100

Consolidated Income Statement

millions of euros		2009	2008
Net sales	3.	2,555.9	2,599.3
Costs of raw materials and consumables		-1,449.3	-1,544.8
Production costs		-351.6	-339.0
Warehousing and distribution costs		-196.7	-215.8
Gross profit		**558.3**	**499.7**
Selling expenses		-209.4	-200.5
Research & development costs		-34.5	-35.3
General and administrative expenses		-171.6	-155.6
Other costs	4.		-1.8
Operating result		**142.8**	**106.5**
Financial income	7.	3.5	6.2
Financial charges	7.	-32.4	-34.3
Result before taxes		**113.9**	**78.4**
Taxes	8.	-27.1	11.6
Result after taxes		**86.8**	**90.0**
Per common share in euros	9.		
Earnings		1.27	1.32
Diluted earnings		1.27	1.32

Consolidated Statement of Comprehensive Income

millions of euros		2009	2008
Result after taxes		**86.8**	**90.0**
Other comprehensive results:			
Translation reserve	17.	2.3	-28.3
Hedge reserve	17.	7.2	-23.4
Taxes relating to other comprehensive results	17.	-9.6	1.9
Total Comprehensive result after taxes		**86.7**	**40.2**

Consolidated Statement of Financial Position

before profit appropriation, millions of euros		As at 31-12-2009	As at 31-12-2008
Assets			
Property, plant & equipment	10.	499.9	513.4
Intangible fixed assets	11.	765.9	773.7
Financial fixed assets	12.	10.7	10.3
Deferred tax assets	20.	53.0	63.5
Total fixed assets		**1,329.5**	**1,360.9**
Inventories	13.	251.1	311.0
Receivables	14.	298.1	332.3
Tax assets	20.	4.6	17.6
Cash and cash equivalents	15.	120.4	83.6
Assets held for sale	16.		1.1
Total current assets		**674.2**	**745.6**
Total assets		**2,003.7**	**2,106.5**
Equity and liabilities			
Equity	17.	**997.8**	**941.6**
Provisions	18.	111.1	118.6
Deferred tax liabilities	20.	60.0	53.2
Non-current liabilities	21.	444.6	606.7
Total non-current liabilities		**615.7**	**778.5**
Interest-bearing current liabilities	22.	4.1	5.0
Trade payables		223.7	236.9
Other non-interest-bearing current liabilities		125.4	117.6
Tax liabilities	20.	37.0	26.9
Total current liabilities		**390.2**	**386.4**
Total equity and liabilities		**2,003.7**	**2,106.5**

Consolidated Statement of Changes in Equity

before profit appropriation, millions of euros	Share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2008	17.3	76.0	1.3	863.1	**957.7**
Result after taxes 2008				90.0	90.0
Other comprehensive result after tax 2008			-49.8		-49.8
Transfers to/from Other reserves			-0.1	0.1	
Total comprehensive result after tax 2008			-49.9	90.1	**40.2**
Dividend				-57.2	-57.2
Acquired company shares				-0.1	-0.1
Share-based remuneration transfers			-1.5	1.5	
Share-based remuneration charged to result			1.0		1.0
Withdrawal shares	-1.1	-0.5		1.6	
Total transactions with shareholders	-1.1	-0.5	-0.5	-54.2	**-56.3**
As at 31 December 2008	16.2	75.5	-49.1	899.0	**941.6**
Result after taxes 2009				86.8	86.8
Other comprehensive result after tax 2009			-0.1		-0.1
Transfers to/from Other reserves			-1.1	1.1	
Total comprehensive result after tax 2009			-1.2	87.9	**86.7**
Cash dividend				-31.5	-31.5
Stock dividend	0.7	-0.7			
Share-based remuneration transfers			-0.3	0.3	
Share-based remuneration charged to result			1.0		1.0
Total transactions with shareholders	0.7	-0.7	0.7	-31.2	**-30.5**
As at 31 December 2009	16.9	74.8	-49.6	955.7	**997.8**

For more information on equity see Note 17.

Consolidated Statement of Cash Flows

millions of euros		2009	2008
Cash flow from operating activities			
Result after taxes		86.8	90.0
Adjusted for:			
• Depreciation/amortization of fixed assets	6.	68.7	65.6
• Impairment of fixed assets	10./11.		-2.6
• Result from divestments of fixed assets		1.0	7.0
• Result from sale of group companies and activities	4.		1.8
• Share-based remuneration		1.0	1.0
• Interest income	7.	-1.5	-3.5
• Interest expense	7.	27.9	30.6
• Exchange rate differences	7.	4.1	-0.9
• Fluctuations in fair value of derivatives	7.	-2.0	1.4
• Other financial income and charges	7.	0.4	0.5
• Taxes	8.	27.1	-11.6
Cash flow from operating activities before movements in working capital		**213.5**	**179.3**
Movement in provisions		-7.7	-11.5
Movements in working capital:			
• Receivables		35.4	-12.3
• Inventories		60.6	-54.9
• Non-interest-bearing current liabilities		7.5	14.3
Cash flow from business operations		**309.3**	**114.9**
Net interest paid		-32.0	-23.0
Tax paid on profit		-0.1	6.6
Cash flow from operating activities		**277.2**	**98.5**
Cash flow from investment activities			
Acquisition of group companies			-8.3
Sale of group companies			-2.5
Capital expenditure on fixed assets		-47.7	-63.7
Divestment of fixed assets		0.6	2.1
Cash flow from investment activities		**-47.1**	**-72.4**
Cash flow from financing activities			
Proceeds from interest-bearing debts			93.6
Repayment of interest-bearing debts		-161.8	-16.5
Acquisition of company shares	17.		-0.1
Paid-out dividend		-31.5	-57.2
Cash flow from financing activities		**-193.3**	**19.8**
Net cash flow		**36.8**	**45.9**
Effects of exchange rate differences on cash and cash equivalents			
Increase/decrease cash and cash equivalents		**36.8**	**45.9**
Cash and cash equivalents at start of financial year		83.6	37.7
Cash and cash equivalents at close of financial year		120.4	83.6

For more information on the cash flow statement see Note 26.

Notes to the Consolidated Financial Statements

1. Accounting Information

General

CSM nv is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients. CSM operates mainly in Europe and North America, but also has offices in Asia and South America.
CSM is based in Amsterdam and listed on Euronext Amsterdam. The consolidated financial statements drawn up by the Board of Management have been discussed by the Supervisory Board on 23 February 2010. They will be presented to the General Shareholders' Meeting for adoption on 21 April 2010.

In compliance with Section 2:402 of the Dutch Civil Code the income statement of CSM nv is presented in a summarized form as it is incorporated in the consolidated financial statements.

Acquisitions and Divestments

No acquisitions or divestments influenced the 2009 consolidation.

Reported Amounts

Unless indicated otherwise all amounts in the financial statements are reported in millions of euros.

Exchange Rates of Main Currencies

in Euros	Average exchange rate 2009	Average exchange rate 2008	Exchange rate 31 December 2009	Exchange rate 31 December 2008
USD	1.39	1.47	1.44	1.40
GBP	0.89	0.80	0.89	0.95
Japanese yen	0.13	0.15	0.13	0.13
Brazilian real	2.76	2.67	2.51	3.26

2. Accounting principles

General

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union. With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

In 2009, CSM applied all the new and amended standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), if and insofar as these applied to CSM and were effective as at 1 January 2009.

The main effective changes applied by CSM as at 1 January 2009 include:

- IFRS 8: Operating segments: new IFRS standard.
- IAS 1: Presentation of Financial Statements: amended.
- IFRIC 13: Customer loyalty program.
- IFRIC 16: Hedges of a net investment in a foreign operation.

CSM states that the application of these interpretations has no material impact on the CSM financial statements.

None of the new and amended IFRS and IFRIC interpretations not yet effective in 2009 were applied by CSM. CSM anticipates that the application of these standards and interpretations in future periods will have no material impact on the CSM financial statements.
The main effective change after 1 January 2010 is:

- IFRS 3: Business combinations: amended.

Consolidation

The consolidation includes the financial data of CSM nv and its group companies ("CSM"). All inter-company receivables, debts and transactions have been eliminated. Group companies are companies in which CSM nv exercises control. The PGLA-1 joint venture is consolidated proportionally. The results of acquisitions and divestments are recognized from the moment that control is obtained or transferred.

Foreign Currency

The consolidated financial statements are in euros. The euro is CSM nv's functional and presentation currency. The functional currency is the currency of the primary environment where the group company operates and may therefore differ from one company to another. Transactions in other than the functional currency are translated at the exchange rates that apply on the transaction date. Any monetary assets and liabilities resulting from such transactions are translated at the exchange rates on the balance sheet date. Any exchange rate differences are recognized in the income statement.
The assets and liabilities of consolidated foreign group companies and the long-term foreign-currency loans, which have been taken out to finance these subsidiaries, are converted into euros on the balance sheet date, taking taxes into account. The subsequent currency translation differences are incorporated in the translation reserve in equity. The results of the foreign group companies are translated into euros on the basis of average exchange rates. The difference between net profit on the basis of average exchange rates and net profit on the basis of the exchange rates as at the balance sheet date is incorporated in the translation reserve in equity. If a foreign operation is divested or scaled down the associated cumulative currency translation differences are recognized as result in the income statement.

Property, Plant & Equipment

Land, buildings, machines, installations and other operating assets are valued at the acquisition price or the cost of production, subject to straight line depreciation calculated over the estimated economic life and the estimated residual value. The cost of production includes the cost of materials and direct labor and an attributable part of the indirect costs. Land is not depreciated. Grants are deducted from the acquisition price or the production costs of the assets to which the grant relates. Property, plant and equipment are tested for impairment if there are indications for this. Impairment is the amount by which the book value of the property, plant and equipment exceeds the recoverable amount. The recoverable amount of an asset is the higher of (a) value in use and (b) fair value less selling expenses.

Intangible Fixed Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets and liabilities purchased at the date of acquisition. Goodwill is valued at cost less impairment. Goodwill is tested for impairment annually – or more often if there were indications for impairment. Impairment is the amount by which the book value of the goodwill of a cash-flow-generating unit exceeds the recoverable amount, being the higher of (a) value in use and (b) fair value less selling expenses. The value in use is the present value of the cash flows which the unit is expected to generate. If impairment is incurred, the impairment is charged to the income statement.
When an entity or activity is sold or closed down the goodwill allocated to the entity is included in the calculations for the result of the sale.

Research & Development Costs

Research costs are not capitalized, but charged to the income statement account annually. Development costs are capitalized if the appropriate criteria are met. Development costs are valued at cost and amortized using a straight line method over the estimated economic life. Amortization charges arising from development costs are recognized in research and development costs. The value of the development costs is tested for impairment annually.

Customer Base

The customer base comprises the part of the paid acquisition sum which, upon acquisition, is allocated to the value of the acquired customer base. It is valued at fair value as at the acquisition date and amortized using a straight line method over the estimated economic life. The value of the customer base is tested whenever there is an indication that the assets may be impaired.

Brands and Licenses

Brands and licenses comprise the part of the paid acquisition sum which, upon acquisition, is allocated to the value of the acquired trademarks and product licenses. Brands and licenses are valued at fair value as at the acquisition date and are subject to straight line amortization calculated over the estimated economic life. The value of the brands and licenses is tested for impairment whenever there is an indication that the assets may be impaired.

Other Intangible Fixed Assets

Other intangible fixed assets consist primarily of capitalized third-party software and licenses.
Other intangible fixed assets are valued at historical cost and amortized on a straight line basis over the estimated economic life. Software and license amortization charges are recognized in general and administrative expenses. Emission rights are not recognized in the balance sheet as cost is zero. The value of other intangible fixed assets is tested for impairment annually.

Financial Fixed Assets

Financial fixed assets are loans and receivables with fixed or determinable payments (generally, with a duration of more than one year) and are valued at amortized cost less provisions where necessary.

Deferred Taxes

Deferred taxes concern tax loss carryforward and liabilities and assets arising from temporary differences between the tax bases and their carrying amounts in the consolidated financial statements of (in-)tangible fixed assets, inventories, and provisions. Deferred taxes are determined using tax rates that have been enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that is probable that future taxable profit will be available against which the temporary difference and tax loss carryforward can be utilized.

Tax assets and liabilities are netted when there is a legal right and the intention to offset. Deferred tax assets and liabilities with the same term and relating to the same fiscal unities are offset against each other.

Inventories

Inventories of raw materials, consumables, technical materials and packaging are stated at the lower of cost (first in, first out) and net realizable value. Inventories of work in progress and finished products are stated at the lower of production cost and net realizable value. Total cost of production includes payroll costs and materials and an allocated part of the indirect production costs. A valuation adjustment is deducted for non-marketable inventories.

Receivables

Receivables are valued on the basis of the amortized cost using the effective interest rate method less provisions deemed necessary for non-collectibility.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank, cash in hand and current deposits with original maturities of three months. Bank overdrafts are presented as current interest-bearing liabilities.

Equity

CSM runs a share plan for the Board of Management and senior management respectively. The fair value of the right to shares on the date of allocation is recognized in the income statement as payroll costs over the vesting period. Liabilities in respect of share based plans with payment in shares are included in equity and measured only initially. Liabilities in respect of share based plans with payment in cash are included in provisions and remeasured every period.

Provisions

Pensions

CSM runs pension plans in various countries for most of its employees. These schemes reflect the legal requirements, the customs and the situation in the country concerned. They are administered partly by the company and partly by external parties, such as industrial pension funds and insurance companies.

The pension commitments arising from defined benefit plans are calculated using the projected unit credit method. Actuarial gains and losses are recognized using the "corridor" method, whereby the actuarial results are only recognized in the income statement for the financial year if the total of the unrecognized actuarial results as at the start of the financial year exceeds the bandwidth of 10% of the greater of the pension plan commitments and the fair value of the plan assets (the "corridor"). The excess is spread to income over the employee's expected average remaining working life, starting in the financial year following the balance sheet date of exceeding the bandwidth.

Movements in commitments due to changes to defined benefit plans, as far as past service costs are concerned, are amortized on a straight-line basis over the vesting period. If and insofar as commitments have vested upon the introduction of or after a possible change to the defined benefit plan the relevant movements are charged immediately to the result. The result arising from the curtailment or termination of a defined benefit pension plan is recognized as soon as the curtailment or termination occurs. It consists of the movement in the present value of the defined benefit obligation and the fair value of the plan assets and any unrecognized actuarial results and past service costs. Curtailments may arise if there is a material decline in the number of employees in the pension plan or if the content of the plan changes in such a way that the claims will be substantially lower in the future years of service. The pension premiums for the defined contribution pension plans are charged to income when incurred.

Other Long-Term Employee Benefit Commitments

Other long-term employee benefit commitments relate mainly to anniversaries, years of service, termination packages, and medical costs. The commitments arising from these benefits are accounted for similarly as the defined benefit pension plans.

Other Provisions

Other provisions relate mostly to reorganization, restructuring and such like, which represent a legal or constructive obligation due to a past event, the amount of which is uncertain but which can be estimated reliably and of which it is more likely than not that an outflow of resources is required to settle the obligation. Provisions are measured at the present value of the expected cost to settle the obligation.

Liabilities

Interest-bearing liabilities are recognized initially at fair value and subsequently at amortized cost using the effective interest method. Upon sale or settlement of interest-bearing liabilities any profits or losses are directly recognized in the income statement.

Leases

Lease agreements in which the lessor transfers substantially all the risks and rewards of the ownership of an asset to the lessee are classified as financial leases. All assets and liabilities of a financial lease are capitalized at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease agreements that do not meet the conditions for a financial lease are classified as operational leases. Payments made are charged to income on a straight-line basis over the period of the lease.

Net Sales

Net sales comprises the proceeds of goods delivered to third parties less discounts and value-added tax.
Net sale of goods is recognized when CSM has transferred the actual risks and rewards of ownership of the goods to the buyer, when the amount of the proceeds can be reliably measured, and when it is probable that the economic benefits of the sale will accrue to CSM.

Costs of Raw Materials, Consumables , and Packaging

Costs of raw materials and consumables relate to the cost of consumption of raw materials, consumables, and packaging materials.

Production Costs

Production costs are the costs relating to production operations.

Warehousing and Distribution Costs

Warehousing and distribution costs relate to the costs of warehousing and transport, including transport insurance.

Selling Expenses

Selling expenses relate to the costs of marketing and sales.

General and Administrative Expenses

General and administrative expenses relate to the costs of administration, management, and IT.

Taxes

Tax on the result is calculated on the basis of the result before taxes, taking account of untaxed profit elements, non- and part-deductible costs, and fiscal facilities. The prevailing nominal tax rates are applied. Account is taken of non-recoverable withholding taxes on foreign dividends.

Assets Held for Sale

Assets held for sale are assets whose book value will be realized mainly through a sale transaction rather than continued use. In accordance with IFRS 5 the fixed assets have been written down at the lower of book value and fair value minus selling expenses.

Financial Instruments and Hedge Activities

Upon initial inclusion in the financial statements as at the start date of the contract derivative financial instruments are recognized at fair value. Subsequently, at each reporting date, they are measured at fair value. The recognition of any arising results depends on whether or not the derivative instrument can be qualified as a hedging instrument and the type of hedged item. If no hedge accounting is applied the fair value fluctuations of the derivative financial instruments are recognized in the income statement.

CSM designates certain derivative financial instruments as:

- hedge for the possible variability in cash flows which can be attributed to a certain currency or interest rate risk associated with a recognized asset or liability or a highly probable expected future transaction (cash flow hedge), or
- hedge for net investments in foreign operations (net investment hedge).

Upon entering into a transaction the relationship between the hedging instrument and the hedged position, as well as the risk management aims and the starting points for entering into various hedging transactions are documented. CSM also documents its estimate as to whether the derivative financial instrument offsets the movements in the fair values or cash flows of the hedged positions effectively. The documentation process starts at the time of entering into such a contract and is updated continuously.

The fair value of derivative financial instruments which are used as hedging instruments and movements in the hedge reserve in equity are explained in the respective note Financial instruments. The total fair value of a hedging instrument is classified as fixed asset or non-current liability if the remaining term of the hedged value is more than 12 months. It is classified as current asset or liability if the remaining term of the hedged value is less than 12 months.

Cash Flow Hedge
The effective part of changes in the fair value of derivative financial instruments which are designated and classified as cash flow hedge is recognized in equity. Gains or losses from the non-effective part are directly recognized in the income statement.

If a hedging instrument expires, is sold or if the instrument can no longer be qualified as a hedging instrument, the cumulative gains and losses remain in equity until the expected future transaction is recognized in the income statement. If the expected future transaction is no longer probable the cumulative result is transferred immediately from equity to the income statement.

Net Investment Hedge
Hedges for net investments in foreign operations are handled in a similar way as cash flow hedges. Gains or losses from the hedging instrument which can be attributed to the effective part of the hedge are recognized in equity; any gains or losses which cannot be attributed to the effective part are directly recognized as financial income and charges in the income statement.
Cumulative gains and losses in equity are recognized in the income statement as soon as the foreign operation is partly divested or sold.

Critical Accounting Estimates and Judgements

CSM makes use of accounting estimates and judgements. Below a description is given of the estimates and judgements as at the balance sheet date that carry a substantial risk of a material adjustment to the book value of assets and liabilities in the next financial year.

Goodwill Impairment
Every year, CSM tests goodwill for impairment based on the value-in-use method. The value in use is calculated on the basis of estimates and judgements of the expected cash flows which are discounted on a WACC basis. For a description of the main estimates, valuation assumptions and a sensitivity analysis of the applied assumptions see Note 11.

Property, Plant & Equipment
Property, plant and equipment (PPE) are tested for sustained impairment if there is an indication of possible impairment. A key factor is the recoverable amount which is calculated on the basis of estimates and assumptions of anticipated discounted cash flows, on the one hand, and an estimate of the fair value minus selling expenses, on the other.

Pensions
Actuarial calculations are used to determine provisions for Group personnel arrangements and net receivables or obligations from Group pension plans. These calculations use assumptions in respect of future developments in salary, mortality, staff turnover, return on investments et cetera. Changes to these estimates and assumptions can lead to actuarial gains or losses which are recognized in the income statement, provided a bandwidth of 10% of the greater of the obligation from the plan and the fair value of the plan assets is exceeded. The excess is spread to income over the participant's expected average remaining working life. For more information on the applied assumptions see Note 19.

Taxes
CSM is subject to various tax systems across the world. Estimates and judgements are used to determine the tax items in the financial statements. Interpretation differences in tax liabilities are also taken into account. For more information see Note 20.

3. Segment Information

For its primary segmentation CSM distinguishes between the bakery operations (Bakery Supplies), lactic acid operations (Purac), and corporate activities. The bakery operations are subdivided into a European segment and a North American segment.

The bakery operations comprise the development, production and sale of bakery ingredients and products. The lactic acid operations involve the production of lactic acid and lactic acid derivatives which are used in food, pharmaceutical and technical products. Corporate activities relate to activities which cannot directly be allocated to one of the other segments, such as corporate finance, HR, and legal.

CSM generates almost all of its revenues from the sale of goods. Non-current assets are not easily available and therefore not disclosed in the segment overview.

Segment Information by Business Area

	Bakery Supplies Europe		Bakery Supplies North America		Purac	
	2009	2008	2009	2008	2009	2008
P&L information						
Net sales	1,013.3	1,092.5	1,187.3	1,181.2	355.3	325.6
EBITA	45.3	37.8	94.0	70.5	37.9	22.4
Operating result	43.1	35.5	90.6	67.4	36.3	21.5
Balance sheet information						
Total assets	975.0	878.0	545.5	583.9	358.7	369.2
Total liabilities	331.2	322.9	132.3	139.7	53.6	61.2
Average capital employed excluding goodwill	281.3	296.1	240.6	245.4	277.3	280.4
Goodwill (average)	591.1	595.0	419.8	393.9	21.4	21.4
Average capital employed including goodwill	872.4	891.1	660.4	639.3	298.7	301.8
Capital employed excluding goodwill year-end	229.8	284.2	222.9	241.8	254.3	290.0
Goodwill year-end	592.3	589.3	411.1	420.5	21.4	21.4
Capital employed including goodwill year-end	822.1	873.5	634.0	662.3	275.7	311.4
Depreciation of property, plant & equipment	22.7	22.3	16.9	14.3	21.3	22.1
Amortization of intangible fixed assets	2.2	2.3	3.4	3.1	1.6	0.9
Other information						
Capital expenditure on property, plant & equipment	11.9	23.2	15.8	17.6	16.3	21.4
Capital expenditure on intangible fixed assets	0.4	0.2			0.9	0.8
Impairment of fixed assets		-0.2		-2.4		
Average number of employees	4,004	4,049	3,386	3,433	945	990
Alternative Non-IFRS performance measures						
ROS %	4.5	3.5	7.9	6.0	10.7	6.9
ROCE excluding goodwill %	16.1	12.8	39.1	28.7	13.7	8.0
ROCE including goodwill %	5.2	4.2	14.2	11.0	12.7	7.4
Alternative Non-IFRS performance measures before exceptional items						
EBITA	45.3	56.6	94.0	71.1	37.9	22.8
Operating result	43.1	54.3	90.6	68.0	36.3	21.9
ROS %	4.5	5.2	7.9	6.0	10.7	7.0
ROCE excluding goodwill %	16.1	19.1	39.1	29.0	13.7	8.1
ROCE including goodwill %	5.2	6.4	14.2	11.1	12.7	7.6

Information on the Use of Alternative Non-IFRS Performance Measures

In the below table and elsewhere in the Financial Statements a number of Non-IFRS performance measures are presented. Management is of the opinion that these so-called alternative performance measures might be useful for the readers of these Financial Statements. CSM management uses these performance measures to make financial, operational and strategic decisions and evaluate performance of the segments. The alternative performance measures can be calculated as follows:

- EBITA is the operating result before amortization of intangible fixed assets
- Return on sales (ROS) is EBITA divided by net sales x 100
- ROCE excluding goodwill is EBITA for the year divided by the average capital employed excluding goodwill x 100
- ROCE including goodwill is EBITA for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
- Goodwill relates to management goodwill, being the goodwill capitalized and the goodwill charged directly to equity since 1978.

Segment Information by Business Area *continued*

	Corporate		CSM Total	
	2009	2008	2009	2008
P&L information				
Net sales			2,555.9	2,599.3
EBITA	-26.6	-17.4	150.6	113.3
Operating result	-27.2	-17.9	142.8	106.5
Balance sheet information				
Total assets	124.5	275.4	2,003.7	2,106.5
Total liabilities	488.8	641.1	1,005.9	1,164.9
Average capital employed excluding goodwill	10.4	5.8	809.6	827.7
Goodwill (average)			1,032.3	1,010.3
Average capital employed including goodwill	10.4	5.8	1,841.9	1,838.0
Capital employed excluding goodwill year-end	-1.9	14.1	705.1	830.1
Goodwill year-end			1,024.8	1,031.2
Capital employed including goodwill year-end	-1.9	14.1	1,729.9	1,861.3
Depreciation of property, plant & equipment		0.1	60.9	58.8
Amortization of intangible fixed assets	0.6	0.5	7.8	6.8
Other information				
Capital expenditure on property, plant & equipment			44.0	62.2
Capital expenditure on intangible fixed assets	1.6	1.2	2.9	2.2
Impairment of fixed assets				-2.6
Average number of employees	47	49	8,382	8,521
Alternative Non-IFRS performance measures				
ROS %			5.9	4.4
ROCE excluding goodwill %			18.6	13.7
ROCE including goodwill %			8.2	6.2
Alternative Non-IFRS performance measures before exceptional items				
EBITA	-26.6	-17.4	150.6	133.1
Operating result	-27.2	-17.9	142.8	126.3
ROS %			5.9	5.1
ROCE excluding goodwill %			18.6	16.1
ROCE including goodwill %			8.2	7.2

Segment Information by Geographical Region

	The Netherlands		Rest of Europe		North America	
	2009	2008	2009	2008	2009	2008
Net sales	152.6	153.7	988.7	1,066.0	1,315.1	1,294.1
Average capital employed excluding goodwill	103.8	94.3	300.3	322.6	284.4	288.9
Capital expenditure on fixed assets	10.0	11.6	14.2	29.3	17.1	18.4
Depreciation and amortization of fixed assets	9.1	9.2	27.4	27.0	22.7	20.3
Average number of employees	777	805	3,770	3,853	3,501	3,537

	Other countries		CSM Total	
	2009	2008	2009	2008
Net sales	99.5	85.5	2,555.9	2,599.3
Average capital employed excluding goodwill	121.1	121.9	809.6	827.7
Capital expenditure on fixed assets	5.6	5.1	46.9	64.4
Depreciation and amortization of fixed assets	9.5	9.1	68.7	65.6
Average number of employees	334	326	8,382	8,521

The above information is based on the geographical location of the assets.

Net sales by geographical region based on the geographical location of the customers is shown in the table below.

millions of euros

	2009	2008
The Netherlands	99.7	128.4
Rest of Europe	1,017.9	1,066.3
North America	1,299.2	1,265.2
Other countries	139.1	139.4
Total	**2,555.9**	**2,599.3**

4. Other Costs

	2009	2008
Additional result from sale of QA Products		1.8
Total		**1.8**

5. Payroll and Social Insurance

	2009	2008
Payroll	348.9	341.9
Pension premiums – defined benefit pension plans	14.2	11.5
Pension premiums – defined contribution pension plans	11.5	10.5
Other social insurance	48.3	46.3
Share-based remuneration	1.0	1.0
Total	**423.9**	**411.2**

6. Depreciation/Amortization of Fixed Assets

	2009	2008
Depreciation of property, plant & equipment	60.9	58.8
Amortization of intangible fixed assets	7.8	6.8
Total	**68.7**	**65.6**

7. Financial Income and Charges

	2009	2008
Interest income	-1.5	-3.5
Interest charges	27.9	30.6
Exchange rate differences	-1.6	-1.1
Recycling of exchange rate differences from translation reserve *)	5.7	0.2
Fluctuations in fair value of derivatives	-2.0	1.4
Other	0.4	0.5
Total	**28.9**	**28.1**

*) Recycling in 2009 is due to decreased net investment foreign entities in USD 163 million (recycling effect 5.0), GBP 3 million (recycling effect 1.0), and BRC 8 million (recycling effect -0.3).

8. Taxes

	2009	[illegible]
Current tax	15.1	-28.2
Deferred tax	12.0	16.6
Tax charge (income)	**27.1**	**-11.6**

Reconciliation of result before taxes and tax charge:

Result before taxes	**113.9**	**78.4**
Applicable tax charge at average statutory tax rate	39.7	22.8
Income not subject to tax	-12.8	-0.8
Expenses not deductible for tax purposes	1.7	2.2
Additions/releases of the valuation allowance	7.9	-1.0
Release of tax provision	-4.8	-40.3
Adjustment in respect of prior years	-1.7	7.8
Effects of recycling	-2.9	-2.3
Tax charge (income)	**27.1**	**-11.6**
	23.8%	**-14.8%**

The average statutory tax rate is the average of the statutory tax rates in the countries where CSM operates, weighted on the basis of the result from ordinary activities before taxes in each of these countries.
The average tax burden on continuing operations was 23.8% in 2009 (2008: -14.8%).

The adjustment in respect of prior years reflects the effects of changes to relevant regulations, facts or other factors versus to those used in establishing the current tax position or deferred tax balance in previous years.

Breakdown of the tax charge recognized in equity:

Tax liability due to loan-related exchange rate differences	7.8	-1.6
Tax liability due to hedge results of financial instruments	1.8	-0.3
Tax charge (income) recognized in equity	**9.6**	**-1.9**

9. Earnings per Common Share

Earnings per common share are calculated by dividing the profit available for holders of common shares by the weighted average number of outstanding common shares in CSM nv.

Diluted earnings per common share are calculated by dividing the profit available for holders of common shares by the weighted average number of outstanding common shares in CSM nv adjusted for the effects of potential exercise of option rights by the Board of Management and senior management and share rights by the Board of Management.

	2009	2008
Result after taxes	**86.8**	**90.0**
Minus: dividend cumulative financing preference shares	4.3	4.3
Profit available for holders of common shares (A)	**82.5**	**85.7**
Weighted average number of outstanding common shares (B)	64.8	64.8
Plus: common shares related to option rights and share rights	0.2	0.1
Weighted average number of outstanding common shares. after dilution (C)	**65.0**	**64.9**
Per common share in euros		
Earnings (A/B)	1.27	1.32
Diluted earnings (A/C)	1.27	1.32

10. Property, Plant & Equipment

	Land	Buildings	Machinery and equipment	Other fixed assets	Under construction	Not employed in operations	Total
1 January 2008							
Acquisition prices	42.0	222.8	681.0	56.4	122.0	0.8	1.125.0
Cumulative depreciation		-74.8	-478.8	-46.7	-4.1	-0.8	-605.2
Book value	**42.0**	**148.0**	**202.2**	**9.7**	**117.9**		**519.8**
Movements							
Capital expenditure		0.8	17.4	4.7	39.0	0.3	62.2
Divestments		0.1	-0.7				-0.6
Exchange rate differences	-0.7	-0.4	-4.4	-0.2	-7.8		-13.5
Acquisition of group companies			0.9				0.9
Sale of group companies							
Depreciation		-8.5	-44.4	-5.9			-58.8
Impairment							
Impairment adjustment		2.4	0.2				2.6
Other	-0.1	32.8	64.2	4.9	-101.7		0.1
Reclassification as assets held for sale			0.7				0.7
Net movement in book value	**-0.8**	**27.2**	**33.9**	**3.5**	**-70.5**	**0.3**	**-6.4**
31 December 2008							
Acquisition prices	41.2	257.6	755.0	58.7	51.5	0.3	1,164.3
Cumulative depreciation		-82.4	-518.9	-45.5	-4.1		-650.9
Book value	**41.2**	**175.2**	**236.1**	**13.2**	**47.4**	**0.3**	**513.4**
Movements							
Capital expenditure		3.2	15.8	5.4	19.6		44.0
Divestments			-1.2	-0.3		-0.1	-1.6
Exchange rate differences	0.1	0.4	2.9	0.1	0.4		3.9
Depreciation		-9.1	-45.6	-6.2			-60.9
Other		-6.0	39.6	6.2	-39.8		
Reclassification as assets held for sale	0.2	0.4	0.5				1.1
Net movement in book value	**0.3**	**-11.1**	**12.0**	**5.2**	**-19.8**	**-0.1**	**-13.5**
31 December 2009							
Acquisition prices	41.5	266.2	804.4	67.4	31.7	0.2	1.211.4
Cumulative depreciation		-102.1	-556.3	-49.0	-4.1		-711.5
Book value	**41.5**	**164.1**	**248.1**	**18.4**	**27.6**	**0.2**	**499.9**
Depreciation rates		2.5-4%	6.7-12.5%	20-50%		6.7-12.5%	

The property, plant & equipment item includes fixed assets with a book value of € 2.0 million (31 December 2008: € 1.7 million) which are financed through a financial lease. The book value of property, plant & equipment calculated on the basis of current value, is estimated at € 297 million (31 December 2008: approximately € 145 million) above the disclosed book value on the basis of acquisition price or construction costs. The surplus has increased as a result of an updated taxation in 2009.

11. Intangible Fixed Assets

	Goodwill	Customer base	Brands and licenses	Develop-ment costs	Other intangible fixed assets	Total
1 January 2008						
Acquisition prices	693.9	62.3	15.7	3.9	6.4	782.2
Cumulative amortization		-3.8	-0.8	-1.3	-4.7	-10.6
Book value	**693.9**	**58.5**	**14.9**	**2.6**	**1.7**	**771.6**
Movements						
Capital expenditure				0.7	1.5	2.2
Acquisition of group companies	4.1	4.4				8.5
Exchange rate differences	3.2	-4.4	-0.6			-1.8
Amortization		-4.6	-0.9	-0.5	-0.8	-6.8
Net movement in book value	**7.3**	**-4.6**	**-1.5**	**0.2**	**0.7**	**2.1**
31 December 2008						
Acquisition prices	701.2	62.2	15.1	4.7	7.4	790.6
Cumulative amortization		-8.3	-1.7	-1.9	-5.0	-16.9
Book value	**701.2**	**53.9**	**13.4**	**2.8**	**2.4**	**773.7**
Movements						
Capital expenditure			0.1	0.8	2.0	2.9
Exchange rate differences	-3.6	0.7				-2.9
Amortization		-4.7	-1.0	-1.2	-0.9	-7.8
Net movement in book value	**-3.6**	**-4.0**	**-0.9**	**-0.4**	**1.1**	**-7.8**
31 December 2009						
Acquisition prices	697.6	62.8	15.2	5.5	9.2	790.3
Cumulative amortization		-12.9	-2.7	-3.1	-5.7	-24.4
Book value	**697.6**	**49.9**	**12.5**	**2.4**	**3.5**	**765.9**
Amortization rate	0%	7 - 10%	5 – 10%	33.3%	33.3%	

Goodwill Impairment Test

Goodwill is allocated to CSM's cash generating units (CGUs) identified as the operating segments. For CSM the operating segments Bakery Supplies North America, Bakery Supplies Europe and Purac are the levels to which goodwill of CSM should be allocated for the purposes of impairment testing.
Main reasons for this approach are:

- It represents a non-arbitrary, reasonable and consistent basis for the allocation of goodwill.
- The allocation is also in line with the expected synergies at the time of the acquisition with benefits for more than one entity.
- The allocation represents the lowest level where goodwill is monitored by the Board of Management, while not being larger than the operating segments.

Breakdown of the book value of goodwill by division:	at 31 December 2009	at 31 December 2008
CSM Bakery Supplies Europe	510	507
CSM Bakery Supplies North America	185	191
Purac	3	3
Total	**698**	**701**

The recoverable amount of each CGU is determined using a value-in-use method. The main assumptions used are derived from the financial and business plans of each division for 2010 which have been approved by the Board of Management. Cash flows between one and three years are based on available forecasts including profit improvement plans and risk scenarios as well as an estimated net sales growth rate of 2-6%. From 2013 onwards a stable growth of 2% is taken into account for all operating segments in combination with a relatively constant cost structure.

For each operating segment, the future cash flows are discounted on the basis of WACC before tax. For Bakery Supplies North America a WACC is applied of 12.9%, for Bakery Supplies Europe a WACC of 10.7% and for Purac a WACC of 11.2% is applied. In terms of post-tax WACC these percentages are 8.5% for the Bakery Supplies segments and 8.9% for Purac, respectively.

In addition, sensitivity analyses have been carried out in respect of the assumptions using:

- a constant future growth rate of -2% from 2011 onwards taking into account an adjusted cost structure in line with the assumed negative growth development,
- a discount rate of +1%.

The worst case scenario in which both assumptions together would be applicable, would lead to an impairment of € 21 million for Bakery Supplies Europe.

Given the above assumptions and the outcome of analyses the Board of Management has concluded that value-in-use of each operating segment is not lower than the book value of the respective segments including goodwill.

12. Financial Fixed Assets

	Long-term receivables	Derivates	Total
As at 1 January 2008	**11.1**	**2.8**	**13.9**
Disbursement / withdrawal	0.7		0.7
Repayments	-1.5	-2.8	-4.3
As at 31 December 2008	**10.3**		**10.3**
Disbursement / withdrawal	0.4		0.4
As at 31 December 2009	**10.7**		**10.7**

The book value of the long-term receivables does not significantly deviate from the fair value. The long-term receivables mainly comprise a disbursed loan of € 6.3 million (interest rate 5.5%) and a disbursed loan of € 2.1 million (interest rate 0%) to partially finance the beet growers joining Cosun following the sale of CSM Sugar in 2007.

13. Inventories

	As at 31-12-2009	As at 31-12-2008
Raw materials, consumables, technical materials and packaging	75.2	94.3
Work in progress	10.4	10.8
Finished product	174.7	214.2
Impairment provision	-9.2	-8.3
Total	**251.1**	**311.0**

Movements in inventories impairment provision

	2009	2008
As at 1 January	**-8.3**	**-8.7**
Additions/releases	-2.2	-0.5
Use	1.3	0.5
Exchange rate differences		0.4
As at 31 December	**-9.2**	**-8.3**

14. Receivables

	As at 31-12-2009	As at 31-12-2008
Trade receivables	290.2	312.5
Impairment provision	-11.9	-11.4
Other receivables	9.9	21.0
Derivatives		0.2
Prepayments and accrued income	9.9	10.0
Total	**298.1**	**332.3**

Remaining term of receivables is less than one year.
The face value of the receivables (excluding derivatives) does not significantly deviate from the fair value.

The credit risk associated with trade receivables is managed by the local finance manager. Periodically, each division reports the expired credit terms and the movements in the provisions for trade receivables to the Board of Management. The maximum credit risk in respect of trade receivables is € 290.2 million (2008: € 312.5 million).

Trade receivables are not interest-bearing and generally have an average term of credit of 30-90 days. The impairment provision is based on expired terms of credit and defined individually.
The trade receivables item includes an amount of € 52.4 million in receivables with expired terms of credit which are expected to be received and are therefore not provided for.

Breakdown of expired credit terms	Total	< 30 days	30-60 days	60-90 days	> 90 days
BSEU	27.8	15.0	5.9	1.9	5.0
BSNA	16.8	10.4	2.2	0.5	3.7
Purac	7.8	6.7	0.4	0.3	0.4
Total	**52.4**	**32.1**	**8.5**	**2.7**	**9.1**

Movements in trade receivables impairment provision	2009	2008
As at 1 January	**-11.4**	**-10.8**
Additions/releases	-3.4	-3.1
Use	2.8	2.5
Exchange rate differences	0.1	
As at 31 December	**-11.9**	**-11.4**

The additions/releases of the trade receivables impairment provision are recognized as general and administrative expenses.

15. Cash and Cash Equivalents

An amount of € 15.5 million in short term deposits is included in the cash and cash equivalents (31 December 2008: € 34.4 million). The cash and cash equivalents are readily available and payable without notice.

16. Assets Held for Sale

	Balance sheet 31-12-2009	Balance sheet 31-12-2008
Land		0.2
Plant		0.4
Equipment		0.5
Total assets held for sale		**1.1**

The assets held for sale as of 31 December 2008 comprise the fixed assets of Purac America's plant in Janesville (US). The sale of these fixed assets has been withdrawn in 2009.

17. Equity

Share Capital

As at 31 December 2009 the authorized share capital totaled € 50 million, consisting of 182 million common shares with a nominal value of € 0.25 each and 18 million cumulative financing preference shares with a nominal value of € 0.25 each, divided into three series of six million named FPA, FPB and FPC. The series of cumulative financing preference shares have the following dividend percentages and dividend review dates.

Finprefs	Dividend	First dividend review date	Review interval
FPA series	5.77%	1 August 2012	five years
FPB series	6.07%	1 August 2012	five years
FPC series	6.40%	1 August 2017	five years

Holders of cumulative financing preference shares have priority over holders of common shares regarding dividend payments and liquidation proceeds.

The average dividend on outstanding cumulative financing preference shares is 6.21% as at 31 December 2009.

Movements in Number of Issued Shares	Common	FPA	FPB	FPC
As at 1 January 2009	**62,031,279**	**852,512**	**852,512**	**1,278,770**
Stock dividend	2,946,137			
As at 31 December 2009	**64,977,416**	**852,512**	**852,512**	**1,278,770**

Movements in Number of Shares with Dividend Rights	Common	FPA	FPB	FPC
As at 1 January 2009	**61,868,026**	**852,512**	**852,512**	**1,278,770**
Acquired shares	-955			
Share-based remuneration	14,874			
Stock dividend	2,946,137			
As at 31 December 2009	**64,828,082**	**852,512**	**852,512**	**1,278,770**

Movements in Treasury Stock Common Shares

	Number	Nominal amount (in euros)
As at 1 January 2009	**163,253**	**40,813**
Acquired shares	955	239
Share-based remuneration	-14,874	-3,718
As at 31 December 2009	**149,334**	**37,334**

As at 31 December 2009, CSM had a Treasury Stock of 149,334 common shares at its disposal with a nominal value of € 0.25 each (representing 0.2% of total share capital issued) at an average acquisition price of € 26.87. Treasury Stock shares have no dividend rights.

Share movement: Acquired Shares

During the report year the company acquired a total of 955 shares with a nominal value of € 0.25 each at a total acquisition price of € 8,899.63. The costs of € 8,899.63 (2008: € 960.22) arising from the acquired shares during the report year, have been charged to the reserves.

Share movement: Stock dividend

During the report year the company placed at the common shareholders disposal a stock dividend at a total of 2,946,137 shares with a nominal value of € 0.25 each.
The total nominal value of € 736,534.25 (2008: € 0.00) arising from the stock dividend during the report year, have been charged for € 683,340.93 to the share premium reserve and for € 53,193.32 to the reserves.

Share movement: Share-Based remuneration

During the report year the company transferred a total of 14,874 shares (2008: 65,866) with a nominal value of € 0.25 each pursuant to the share-based remuneration arrangements.

Share-Based Remuneration Arrangements: Board of Management

A share plan is in place for the Board of Management. The three members of the Board of Management have in total 187,312 unvested share rights in the company as at 31 December 2009 (2008: 117,979). The nominal amount of the shares which are claimable under unvested share rights equals per that date € 46,828.00.

Share-Based Remuneration Arrangements: Management

A reward plan ("Phantom plan") is available for certain members of management. Participants in this plan are awarded a provisional cash payment. Depending on the Total Shareholders' Return (TSR) of CSM compared with the peer group after a period of three years, the actual gross amount if any is determined and paid.

A Share Buying Program is in place for managers who also participate in the Phantom plan. On 1 October of the year following the calendar year in which participants have acquired shares, a gross cash payment worth 30% of the fair value on this date of the shares acquired is made to the participants.

Certain members of management receive a package of CSM shares worth 9.5% of their fixed salary (Commitment Award). They may sell as many shares as are necessary to pay the income tax obligations. The acquired shares should be held until the end of their employment at CSM.

Movements in Number of Unvested Shares: Board of Management

Year of allocation	Total as at 31-12-2008	Allocated in 2009	Expired in 2009	Total as at 31-12-2009
2006	40,399		40,399	
2007	35,104			35,104
2008	42,476			42,476
2009		109,732		109,732
Total	117,979	109,732	40,399	**187,312**

Valuation Allocated Unvested Shares 2009: Board of Management

The fair value of the above mentioned performance-related shares allocated in 2009 was € 12.65 per share (2008: € 28.32). The fair value is estimated by using the Black & Scholes model and the assumptions set forth below.

	2009	2008
Risk-free interest rate	2.27%	3.87%
Expected dividend gains	0	0
Expected volatility in share price	38%	15%
Term	3 years	3 years

Movements in Number of Blocked Commitment Award Shares: Total Management

	Total as at 31-12-2008	Allocated in 2009	Expired in 2009	Total as at 31-12-2009
Total	34,913	14,874	1,555	**48,232**

Other Reserves

	Movements in Legal Reserves			Share plan reserve	Total
	Translation reserve	Hedge reserve	Development costs		
As at 1 January 2008	**0.6**	**-3.8**	**2.6**	**1.9**	**1.3**
◦ Net investment hedge					
Exchange rate differences foreign currency loan	-23.1				-23.1
Tax effect	5.9				5.9
◦ Translation difference					
Foreign group companies	-5.5				-5.5
Tax effect	-9.6				-9.6
◦ Cash flow hedge					
Fluctuations in fair value derivatives		-23.4			-23.4
Tax effect		5.9			5.9
◦ Share-based remuneration charged to result			1.0	1.0	
◦ Share-based remuneration transfers				-1.5	-1.5
◦ Movement in capitalization of development costs			0.2		0.2
◦ Other transfers				-0.3	-0.3
As at 31 December 2008	**-31.7**	**-21.3**	**2.8**	**1.1**	**-49.1**
◦ Net investment hedge					
Exchange rate differences foreign currency loan	-14.3				-14.3
Tax effect	3.5				3.5
◦ Translation difference					
Foreign group companies	16.7				16.7
Tax effect	-11.4				-11.4
◦ Cash flow hedge					
Fluctuations in fair value derivatives		7.3			7.3
Tax effect		-1.9			-1.9
◦ Share-based remuneration charged to result				1.0	1.0
◦ Share-based remuneration transfers				-0.3	-0.3
◦ Movement in capitalization of development costs			-0.4		-0.4
◦ Other transfers				-0.7	-0.7
As at 31 December 2009	**-37.2**	**-15.9**	**2.4**	**1.1**	**-49.6**

In specific circumstances legal reserves must be created in accordance with Part 9, Book 2 of the Netherlands Civil Code. The legal reserves comprise the translation reserve, hedge reserve, and development costs reserve. In case a legal reserve has a negative value no payments can be made from the retained earnings up to the level of the negative value(s).
A reserve for non transferable profits is not applicable for CSM, because CSM has no restrictions to transfer profits from its operations in the different countries.

18. Provisions

	As at 31-12-2009	As at 31-12-2008
Pensions and early retirement schemes	71.7	74.7
Long-term personnel commitments	8.6	7.7
Reorganization and restructuring	18.2	21.4
Other	12.6	14.8
Total	**111.1**	**118.6**

Movements in provisions

	Pension and early retirement scheme	Long-term personnel commitments	Reorganization and restructuring	Other	Total
As at 1 January 2009	**74.7**	**7.7**	**21.4**	**14.8**	**118.6**
Addition charged to result	14.5	1.5	1.9	1.8	19.7
Release credited to result	-0.3	-0.2	-0.7	-3.2	-4.4
Withdrawal for intended purpose	-17.6	-0.4	-4.2	-0.8	-23.0
Exchange rate differences	0.4		-0.2		0.2
As at 31 December 2009	**71.7**	**8.6**	**18.2**	**12.6**	**111.1**

Pensions and Early Retirement Schemes

Pensions and early retirement schemes relate to post employment defined benefit arrangements. For more details see Note 19.

Long-Term Personnel Commitments

Long-term personnel commitments relate mainly to anniversary commitments, severance pay, past-service commitments, and health insurance.

Reorganization and Restructuring

At Bakery Supplies Europe, the restructuring provision relates mainly to redundancies following the consolidation of its bakery operations in Germany in particular and supply chain improvements in the UK and Belgium. At Bakery Supplies North America a restructuring provision is in place for factory optimization.

Other Provisions

The other provisions relate to loss-making contracts and legal disputes, amongst others. The main item relates to a provision for unoccupied office space in Diemen, the Netherlands.

The provisions for Pensions and Early Retirement Schemes and Long-Term Personnel Commitments can be considered long-term. The Reorganization and Restructuring and Other provisions are short-term commitments.

19. Pensions

CSM has several defined benefit pension plans in place mainly in Europe. Generally, the plans are based on average pay and are either wholly or partly funded. All plans have been established in accordance with the legal requirements of the countries involved.

	As at 31-12-2009	As at 31-12-2008	As at 31-12-2007	As at 31-12-2006	As at 31-12-2005
Present value of pension commitments	567.4	526.1	526.8	639.3	650.5
Fair value of plan assets	-463.5	-435.7	-529.4	-617.6	-562.1
Balance	**103.9**	**90.4**	**-2.6**	**21.7**	**88.4**
Unrecognized actuarial gains / losses current year	-47.1	-33.4	53.5	53.3	-4.3
Unrecognized past-service pension costs	-1.9	-2.1	-2.2	-2.4	
Movement in off-balance-sheet asset	16.8	19.8	31.6	17.6	15.4
Net liability	**71.7**	**74.7**	**80.3**	**90.2**	**99.5**

The unrecognized actuarial losses and gains are due to the level of the corridor, which is a bandwidth of 10% of the greater of the pension plan commitment and the fair value of the plan assets within which unrecognized actuarial results are recognized. Two pension schemes show a surplus of a total of € 3 million as at 31 December 2009. As this is not immediately available to CSM the asset has not been recognized in the balance sheet.

Breakdown of the pension costs in respect of defined benefit pension plans in the income statement:	2009	2008
Current service costs	8.9	14.0
Interest charges	29.4	27.1
Expected return on plan assets	-25.7	-31.3
Actuarial gains/losses	5.5	16.0
Past-service costs	0.2	-0.2
Contribution by employees	-1.7	-2.0
Movement in unrecognized asset	-3.0	-12.1
Subtotal	**13.6**	**11.5**
Gains from significant settlements	0.6	
Total pension costs	**14.2**	**11.5**

The pension costs are recognized in the income statement as follows:	2009	2008
Production costs	4.2	4.7
Warehousing and distribution costs	0.2	0.3
Selling expenses	1.8	1.6
Research & Development	1.3	1.4
General and administrative expenses	6.7	3.5
Total	**14.2**	**11.5**

Movements in Pension Commitments:	Funded plans 2009	Unfunded plans 2009	Total 2009	Total 2008
As at 1 January	**520.0**	**6.1**	**526.1**	**526.8**
Significant settlements	-5.8		-5.8	
Current service costs	8.9		8.9	14.0
Past service costs				-0.4
Interest charges	29.3	0.1	29.4	27.1
Pension payments	-29.6	-0.5	-30.1	-29.8
Actuarial gains/losses	35.1	0.5	35.6	-2.7
Exchange rate differences	3.2	0.1	3.3	-14.1
Other	2.3	-2.3		5.2
As at 31 December	**563.4**	**4.0**	**567.4**	**526.1**

The actually experienced actuarial gains on pension commitments were € 8.2 million (2008: € 2.4 million) and are included in actuarial gains/losses.

Movements in Fair Value of Plan Assets:	2009	2008
As at 1 January	**435.7**	**529.4**
Expected return on plan assets	25.7	31.3
Pension payments	-25.6	-25.1
Employer / employee contribution	14.8	12.7
Actuarial gains/losses	15.6	-107.2
Significant settlements	-5.5	
Exchange rate differences	2.8	-12.6
Other		7.2
As at 31 December	**463.5**	**435.7**

The funding position of the defined benefit schemes has recovered in 2009 compared to year-end 2008. For two schemes a recovery plan is in place. These recovery plans will not lead to substantial company contributions in the short term.

The Main Weighted Average Actuarial Assumptions:	2009	2008
Discount rate	5.1%	5.7%
Expected return on plan assets	6.0%	6.0%
Future salary increases	2.6%	3.4%
Inflation	2.5%	3.2%

The actual return on plan assets was € 41.4 million positive (2008: € 75.9 negative).
The expected return on plan assets is determined as a weighted average rate of return based on the current and projected investment portfolio mix of each plan, taking into account the corresponding long-term yields for the separate asset categories.

The investment strategy is based on the composition of the pension scheme obligations. Based on Asset Liability Management models analyses have been performed on a regular basis to define the investment portfolio. At year-end the asset was as follows:

Asset Categories of Plan Assets:	2009	2008
Equity securities	141.3	125.1
Debt securities	265.4	258.1
Real estate	24.0	30.2
Other	32.8	22.3
Total assets	**463.5**	**435.7**

20. Deferred Tax

Breakdown of Deferred Tax Assets and Liabilities:	2009	2008
Deferred tax liabilities	53.2	50.4
Deferred tax assets	-63.5	-67.3
As at start of financial year	**-10.3**	**-16.9**
Tax charge in income statement	12.0	16.6
Translation differences foreign group companies	0.7	-0.8
Acquisition/sale of group companies		1.3
Tax charge movements in equity	4.6	-10.5
As at close of financial year	**7.0**	**-10.3**
Deferred tax liabilities	60.0	53.2
Deferred tax assets	-53.0	-63.5
As at close of financial year	**7.0**	**-10.3**

Breakdown of Deferred Tax Assets and Liabilities by Type:

	31 December 2009 Deferred tax assets	31 December 2009 Deferred tax liabilities	31 December 2008 Deferred tax assets	31 December 2008 Deferred tax liabilities
Property, plant & equipment	-14.3	20.6	-14.6	24.9
Intangible fixed assets	-8.3	67.4	-9.2	59.4
Current assets/liabilities	-12.8	3.1	-14.9	2.1
Tax loss carry forward	-26.8		-43.1	
Provisions	-22.6	0.7	-22.7	3.8
Exchange rate differences loans				0.1
Financial instruments			-0.5	0.2
Other				4.2
	-84.8	**91.8**	**-105.0**	**94.7**
Netting	31.8	-31.8	41.5	-41.5
Total	**-53.0**	**60.0**	**-63.5**	**53.2**

The short-term part of deferred tax assets, after write-down and netting with the short-term part of deferred tax liabilities, amounts to € 13.8 million (2008: € 21.0 million).

Depending on the term of anticipated realization of deferred tax assets and liabilities, these are netted. This may be the case for a legal entity or for a group of legal entities which are considered one fiscal entity. After netting deferred tax assets and liabilities these are assessed and the possibilities of future realization analyzed. This may result in full or partial write-down of the relevant tax asset or liability.

Breakdown of Deferred Taxes due to Tax Loss Carry Forward:

	2009	2008
Total tax loss carry forward	257.7	260.9
Tax loss carry forward not qualified as deferred tax asset	-143.9	-73.1
Tax loss carry forward qualified as deferred tax asset	**113.8**	**187.8**
Average tax rate	23.6%	23.0%
Deferred tax asset	**26.8**	**43.1**

The resulting tax assets are mainly related to France (€ 14.5 million), Belgium (€ 4.3 million) and Germany (€ 3.6 million).

Breakdown of the Tax Charge Arising from Deferred Tax Assets and Liabilities in the Income Statement, by Type:	2009	2008
Property, plant & equipment	-3.9	-0.8
Intangible fixed assets	9.2	10.0
Current assets/liabilities	3.1	3.7
Tax loss carry forward	15.7	5.4
Provisions	-3.4	-10.6
Exchange rate differences loans	-2.9	3.0
Financial instruments	-1.6	5.6
Other	-4.2	0.3
Total	**12.0**	**16.6**

Current tax liabilities and deferred tax liabilities include a € 13.3 million provision in connection with a dispute with a foreign tax authority. A claimed deduction in the 2004 tax statement is in dispute.

21. Non-Current Liabilities

	As at 31-12-2009	As at 31-12-2008	Effective interest % As at 31-12-2009	Effective interest % As at 31-12-2008	Average term in years As at 31-12-2009	Average term in years As at 31-12-2008
Owed to credit institutions	386.5	496.7	3.91	4.78	3.5	4.5
Financial lease commitments	1.8	1.6	4.08	3.82	1.7	3.0
Derivatives	56.3	107.8	3.71	4.27	2.5	3.2
Other debts		0.6		0.01		6.9
Total	**444.6**	**606.7**				
Weighted average			**3.89**	**4.71**	**3.4**	**4.3**

The weighted average of the term has been calculated on the basis of the remaining terms of the individual loans. Repayments due within 12 months of the close of the report year are not included in the above amounts but are recognized in interest-bearing current liabilities.
Repayments on the above amounts are all due within five years.

The fair value of the main long-term loans is as follows:	Balance sheet value as at 31-12-2009	Fair value as at 31-12-2009	Balance sheet value as at 31-12-2008	Fair value as at 31-12-2008
Owed to credit institutions	386.5	388.3	496.7	504.2

Owed to Credit Institutions

All debts owed to credit institutions are expressed partly in euros and partly in US dollars, and are subject to variable interest rates. As at 31 December 2009 € 386.5 million of the credit facilities were drawn (31 December 2008: € 496.7 million), € 70 million of which in euros and € 316.5 million in US dollars (=US$ 457 million). Part of the US dollar liability (US$ 380 million) has been converted from a variable to a fixed interest rate using interest swaps. In addition, CSM entered into a cancellable interest rate swap with a nominal value of US$ 240 million (31 December 2008: US$ 240 million) where the cancellation date is optional for the bank.
A 1% increase in the interest rate would have a decreasing effect of around € 1.2 million on the result after taxes if the cancellable swaps are excluded. Including the cancellable swaps CSM is overhedged and an increase in the interest rate would have a positive impact.

Derivatives

In 2006, CSM opted for early repayment of a US$ 225 million loan. However, this loan had been replaced by a euro financing facility with a fixed annual interest rate of 6.1% using an interest and currency swap. The swap had a nominal value of US$ 225 million (€ 249.9 million) and a term from 10 October 2001 up to and including 10 October 2011. In mid-December 2005 CSM offset this swap and terminated the hedge relation with the US dollar loan. The offsetting swap has a nominal value of US$ 225 million (€ 187.3 million), a fixed euro interest rate of 4.7%, and a term from 19 December 2005 up to and including 10 October 2011. No hedge accounting is applied to both swaps. Mid-September 2009 this swap position was partly paid off (55%) with a bank. The fair value of the swaps as at 31 December 2009 is € 32.7 million negative (31 December 2008: € 75.6 million negative) and is recognized in non-current liabilities.

22. Interest-Bearing Current Liabilities

			Effective interest	
	As at 31-12-2009	As at 31-12-2008	As at 31-12-2009	As at 31-12-2008
Financial lease commitments	0.2	0.2	6.49	3.59
Other debts	3.9	4.8	0.98	2.56
Total	**4.1**	**5.0**		
Weighted average			**1.28**	**2.74**

23. Financial Risks and Instruments

General

CSM uses various financial instruments in order to secure an optimal financing structure. It does so in accordance with a financial policy approved by the Board of Management.

Capital Risk Management

CSM manages its capital to ensure that entities in the CSM Group will be able to continue as going concerns while maximizing return to stakeholders through the optimization of the debt and equity balance. The Group's overall strategy remains unchanged from 2008.
The capital structure of CSM consists of net debt (interest-bearing debts as detailed in Notes 21 and 22 offset by cash and cash equivalents as detailed in Note 15) and equity of the CSM Group.

CSM's risk management committee reviews the capital structure of CSM on a semi-annual basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. For CSM, the main conditions for the credit facility are as follows: the ratio net debt position divided by EBITDA may not exceed the factor 3.5 and the interest cover ratio may not be lower than 3.5. CSM internally sets these ratios at 3.0 for net debt position divided by EBITDA and 4.0 for the interest cover. These external conditions and internal targets were met in 2009 as well as in 2008.

The table below shows the ratios at year-end:	2009	2008
Net debt position/EBITDA	1.6	2.8
Interest cover	5.7	4.9

Currency Risk Management

Currency risk management distinguishes between translation risks and transaction risks.

Translation risks

The translation risk arises because CSM is active on the international market, which means that it is exposed to risks arising from currency fluctuations, particularly in the US dollar, Brazilian real, Thai baht, and GB pound.

In principle, CSM applies the matching principle. This means that capital employed in foreign operations is financed using the country's currency in order to avoid wide fluctuations due to translation effects.
For practical reasons a specific limit is defined for each currency. Due to the impact of the credit crisis on USD volatility and possible impact on covenants, CSM temporarily increased its USD limit.

CSM does not hedge translation risks in respect of operational results. This means that currency fluctuations particularly in the US dollar can have a material effect on CSM's income statement. Translation effects of the operational result are partially hedged by the interest paid on the US dollar loan.

Transaction risks

The currency transaction risk arises in the course of ordinary business activities. CSM uses forward currency contracts and currency swaps in order to hedge the risk arising from purchase and sales deals and/or commitments from current purchase and sales contracts. Transactions that are highly probable are fully hedged and included in cash flow hedge accounting. Other reasonably probable transactions are partially hedged. For practical reasons a specific limit is defined for each currency.

Valued at fair value the forward currency contracts are recognized in the balance sheet as follows:	As at 31-12-2009	As at 31-12-2008
Current liabilities		-0.1
Total		**-0.1**

Hedge accounting is being applied to these contracts, so any unrealized fluctuations in the fair value are deferred in the hedge reserve of equity until the underlying hedged transaction is recognized in the result. All forward currency contracts expire within a year.

Breakdown of the net amount of unhedged translation risk for each currency as at 31 December 2009:

millions of euros

Currency	Net risk position 2009	2008
US dollar	316.5	25.1
GB pound	83.3	80.9
Brazilian real	31.4	29.2
Thai baht	78.6	88.4

Out of the various divisions the results of Purac (transaction and translation effects) and CSM Bakery Supplies North America (translation effect) are most exposed to the effect of fluctuations in the US dollar. A fall of US$ 0.01 in the exchange rate of the US dollar against the euro would have a net negative impact of approximately € 0.7 million on net profit.

Interest Risk Management

Interest rate swaps and forward interest rate contracts are used to adjust the nature of the interest rate and currency of long-term financing to fit the desired risk profile. Periodically, the Board of Management makes an assessment as to whether the fixing of the long-term financing still meets the desired risk profile.
As the interest rate has been fixed (3.9% on average) for all the CSM long-term debt (approximately € 445 million) for a period of on average 3.4 years, the interest risk is limited.

CSM entered into interest rate swaps to hedge the variable interest risk of part of the USD 380 million US dollar debt owed to credit institutions. The fair value of those swaps was € 23.0 million negative as at 31 December 2009 (31 December 2008: € 28.9 million negative) and is recognized in non-current liabilities (2008 in non-current liabilities). Except for the cancelable interest rate swaps hedge accounting is applied to these interest rate swaps. Further analysis is found in the section on hedge transactions.

Sensitivity Analysis

If the interest rate would increase by 50 basis points the net result would be increased by € 2.3 million and equity by € 3.0 million. This sensitivity analysis takes account of the change in the fair value of the interest swaps and the effect of the variable interest loans and receivables on cash flows.

Valuation of Financial Instruments

CSM measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Fair value measurements based on inputs other than level 1 quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: Fair value measurements based on valuation techniques that include inputs for the asset or liabililty that are based on observable market data (unobservable inputs).

Breakdown valuation of financial instruments:

31 December 2009	Level 1	Level 2	Level 3	Total
Derivatives				
• Interest rate swaps (cash flow hedges)	-23.0			-23.0
• Exchange rate swaps US$	2.9			2.9
• Cancellable interest rate swap	-3.5			-3.5
• Cross currency interest swap	-32.7			-32.7
Total liability	-56.3			**-56.3**

Breakdown fair values financial instruments:

31 December 2009	Derivatives hedge accounting	Derivatives through profit or loss	Loans and receiv-ables	Other debts	Total balance value	Fair value
Financial fixed assets						
• Loans			8.4		8.4	8.4
• Loans non-interest-bearing			2.3		2.3	2.3
Receivables						
• Trade receivables			278.3		278.3	278.3
• Other receivables			9.9		9.9	9.9
• Accruals and deferred income			9.9		9.9	9.9
Cash						
• Deposits			15.5		15.5	15.5
• Cash other			104.9		104.9	104.9
Interest bearing liabilities						
• Owed to credit institutions				-386.5	-386.5	-388.3
• Financial lease commitments				-2.0	-2.0	-2.0
• Other debts				-3.9	-3.9	-3.9
Non-interest-bearing liabilities						
• Trade payables				-223.7	-223.7	-223.7
• Other payables				-125.4	-125.4	-125.4
Derivatives						
• Interest rate swaps (cash flow hedges)	-23.0				-23.0	-23.0
• Exchange swaps US$		2.9			2.9	2.9
• Cancellable interest rate swap		-3.5			-3.5	-3.5
• Cross currency interest swap		-32.7			-32.7	-32.7
Total	-23.0	-33.3	429.2	-741.5	-368.6	**-370.4**

Fair values are determined as follows:

- The fair value of financial fixed assets does not significantly deviate from the book value.
- The fair value of receivables equals the book value because of their short-term character.
- Currency and interest derivatives are measured on the basis of the present value of future cash flows over the remaining term of the contracts, using the bank interest rate (such as Euribor) as at the report date for the remaining term of the contracts. The present value in foreign currencies is converted using the exchange rate applicable as at the report date.
- Market quotations are used to determine the fair value of debt owed to credit institutions and other debts. As there are no market quotations for most of the loans the fair value of short- and long-term loans is determined by discounting the future cash flows at the yield curve applicable as at 31 December. CSM has a joint venture arrangement (PGLA-1) with a third party. Included in that arrangement is a put option (from 2010 to 2014) by the joint venture partner to sell its stake in that joint venture to CSM. CSM has assessed the fair value of that put option by estimating future cash flows for the joint venture, applying various scenarios. CSM has concluded that the fair value of the put option on balance is zero for CSM.
- Financial lease commitments: the fair value is estimated at the present value of the future cash flows, discounted at the interest rate for similar contracts which is applicable as at the balance sheet date. This fair value equals the book value.
- Given the short-term character, the fair value of trade receivables and payables equals the book value.
- Cash and cash equivalents are measured at nominal value which, given the short-term and risk-free character, corresponds to the fair value.

Hedge Transactions

Amount of € -15.9 million in hedge reserve (see Note 17) relates to hedging of risks arising from future purchase and sales deals and/or commitments from current purchase and sales contracts amounting to € 0 million. The phased release of this amount will take place during the current year. The remainder relates to an interest payment hedge using an interest rate swap. This amount will be released between now and 2015, matching the release to the interest payments. Effectively, only the fixed hedged interest level will remain in the income statement.
Amount of € -37.2 million in the translation reserve (see Note 17) relates to currency fluctuations of the net investments in a foreign operation deducted with the currency fluctuations of the corresponding net investment hedges. At disposal of a net investment in a foreign operation, the corresponding net impact of the currency fluctuations is recycled from the translation reserve to the income statement.
In the past year no cash flow hedges were terminated due to changes to the expected future transaction. No ineffective parts were recorded in respect of the net investment hedge and cash flow hedge.

Derivatives:

	Short < 1 year		Long > 1 year	
	31-12-2009	31-12-2008	31-12-2009	31-12-2008
Derivatives receivables used as hedge instrument in cash flow hedge relations:				
Forward currency contracts		-0.1		
Interest rate swaps			-23.0	-28.9
Total derivatives in hedge relation		**-0.1**	**-23.0**	**-28.9**
Derivatives liabilities used as hedge instrument in net investment hedge relations:				
Forward currency contracts		0.2		
Derivatives receivables not used in a hedge relation with value change through income statement:				
Forward currency contracts	2.9			
Interest rate swaps			-32.7	-75.6
Cancellable currency interest swap			-3.5	-3.3
Total derivatives through income statement	**2.9**	**0.2**	**-36.2**	**-78.9**
Total derivatives	**2.9**	**0.1**	**-59.2**	**-107.8**

Liquidity Risk

Liquidity risk is the risk of CSM not being able to obtain sufficient financial means to meet its obligations in time. Periodically, the Board of Management evaluates liquidity for the next 12 months.

In 2008, CSM took out a 3-year credit facility for USD 385 million in additional facility for future acquisitions. The committed credit facilities at CSM's long-term disposal amounted to € 700 million and USD 385 million as at 31 December 2009.

As at 31 December 2009 € 386.5 million were drawn.

The main conditions for the credit facility:

- the ratio of net debt position divided by EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") may not exceed the factor 3.5 (2008: 3.5)
- a minimum interest cover of 3.5.

These conditions were met during 2009 and as at 31 December 2009 (as at 31/12/2008 the then applicable conditions were met).

To provide insight into the liquidity risk the table below shows the contractual terms of the financial obligations (converted at balance sheet rate), including interest paid.

The table below analyzes CSM's financial obligations which will be settled on a net basis, according to relevant expiration dates, based on the remaining period from the balance sheet date to the contractual expiration date. The amounts shown are contractual non-discounted cash flows with an exception for derivatives, which cash flows are based on fair value.

	Effective interest %	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
As at 31 December 2009					
Owed to credit institutions	3.91		386.5		386.5
Financial lease commitments	4.32	0.2	1.8		2.0
Derivatives	3.71	15.9	40.4		56.3
Other debts	0.98	3.9			3.9
Trade payables		223.7			223.7
Other non-interest-bearing current liabilities		125.4			125.4
Total		**369.1**	**428.7**		**797.8**
As at 31 December 2008					
Owed to credit institutions	4.78		496.7		496.7
Financial lease commitments	3.79	0.2	1.6		1.8
Derivatives	4.27	11.7	96.1		107.8
Other debts	2.28	4.8	0.6		5.4
Trade payables		236.9			236.9
Other non-interest-bearing current liabilities		117.6			117.6
Total		**371.2**	**595.0**		**966.2**

Credit Risk Management

CSM runs a credit risk in relation to financial instruments. This risk consists of the losses that would be incurred if the other party were to default on its contractual obligations. In respect of disbursed loans, other receivables and cash and cash equivalents the maximum credit risk equals the book value (see Notes 12, 14 and 15). In respect of derivatives it equals the fair value shown in the table above.

Given the credit rating that it requires of its partners (at least single A) CSM has no reason to assume that they will not honor their contractual obligations. Therefore, the actual credit risk is virtually nil at today's insights.

24. Off Balance Sheet Financial Rights and Commitments

Financial Commitments

As at 31 December 2009 the nominal value of future commitments from operational lease contracts for property, plant & equipment was € 106.4 million (2008: € 76.5 million), of which € 35.8 million within one year, € 56.2 million between 1 and 5 years, and € 14.4 million after 5 years.

Short-Term Commitments

The purchase and sales commitments from current orders stood at € 258.8 million as at 31 December 2009 (2008: € 369.6 million).

Contingent Commitments

Guarantees

Third-party guarantees amounted to € 27.3 million as at 31 December 2009 (2008: € 27.0 million). No significant future losses are expected from these guarantees.

Fiscal Entity CSM

CSM and a number of subsidiaries in the Netherlands are part of fiscal entities for corporate income and value added taxes. During the period the companies are part of a fiscal entity they are jointly and severally liable for the liabilities of the fiscal entity.

25. Events after Balance Sheet Date

On February 4, 2010 CSM has announced that it has reached an agreement to acquire Best Brands, one of the largest premium bakery manufacturers in the US market, for cash consideration of $ 510 million. The acquisition of Best Brands creates the undisputed market leader in the North American bakery supplies market with total sales in excess of $ 2.3 billion. The acquisition strengthens CSM's global leadership position in the segments and products categories that CSM targeted for future growth, particularly in the in-store bakery market. The transaction, which is subject to regulatory review, is expected to be completed in March 2010.

26. Cash Flow Statement

The consolidated cash flow statement is drawn up using the indirect method. The items in the consolidated income statement and the balance sheet have been adjusted for changes that do not influence cash inflow and outflow in the report year. Working capital consists of stocks and receivables minus non-interest-bearing debts, excluding payable dividend, interest and income tax. The cash flow from the acquisition of group companies consists of the acquisition price of the acquired companies minus their cash and cash equivalents.

The cash flow from the sale of group companies consists of the selling price of the divested companies minus their cash and cash equivalents.

The interest-bearing debts consist of non-current and current liabilities.

The effects of exchange rate differences on cash and cash equivalents are presented separately.

27. Other Information

Remuneration Policy Board of Management

For more information on the remuneration policy please refer to the report of the Supervisory Board.

The number of conditionally granted shares to each member of the Board of Management is as follows:	Granted in	'At target' number outstanding as at 31-12-2009	Maximum number outstanding as at 31-12-2009	Year of vesting
G.J. Hoetmer	2007	9,893	14,840	2010
	2008	11,973	17,960	2011
	2009	30,909	46,364	2012
N.J.M. Kramer	2007	6,754	10,132	2010
	2008	8,172	12,258	2011
	2009	21,123	31,684	2012
R.P. Plantenberg	2007	6,754	10,132	2010
	2008	8,172	12,258	2011
	2009	21,123	31,684	2012
Total as at 31-12-2009		124,873	187,312	

The movements in the number of shares conditionally granted to members of the Board of Management are as follows:	Maximum number outstanding as at 31-12-2008	Maximum number granted in 2009	Expired in 2009	Vested in 2009	Maximum number outstanding as at 31-12-2009
G.J. Hoetmer	49,761	46,364	16,961		79,164
N.J.M. Kramer	34,109	31,684	11,719		54,074
R.P. Plantenberg	34,109	31,684	11,719		54,074
Total	117,979	109,732	40,399		187,312

The number of Commitment Award shares, which are blocked until the end of the employment of the member concerned is as follows:	Number as at 31-12-2008	Awarded in 2009	Released in 2009	Number as at 31-12-200
G.J. Hoetmer	7,692	3,392		11,084
N.J.M. Kramer	5,254	2,318		7,572
R.P. Plantenberg	5,254	2,318		7,572
Total	18,200	8,028		26,228

Breakdown remuneration Board of Management:

thousands of euros	Fixed salary 2009	Fixed salary 2008	Variable salary 2009	Variable salary 2008	Total salary 2009	Total salary 2008
G.J. Hoetmer	586	575	413	87	999	662
N.J.M. Kramer	400	393	282	69	682	462
R.P. Plantenberg	400	393	302	69	702	462
Total	**1,386**	**1,361**	**997**	**225**	**2,383**	**1,586**

thousands of euros	Pension and other provisions 2009	Pension and other provisions 2008	Total 2009	Total 2008
G.J. Hoetmer	215	221	1,214	883
N.J.M. Kramer	131	134	813	596
R.P. Plantenberg	167	172	869	634
Total	**513**	**527**	**2,896**	**2,113**

Supervisory Board remuneration:

Total remuneration for members of the Supervisory Board in 2009 was € 0.3 million (2008: € 0.3 million), specified as follows:

thousands of euros	2009	2008
P. Bouw, Chairman (member Remuneration Committee / Chairman Nomination Committee)	66	66
M.P.M. de Raad, Vice-Chairman (Chairman Remuneration Committee / member Nomination Committee)	56	56
L.A.A. Van den Berghe (member Audit Committee)	46	46
R. Pieterse (Chairman Audit Committee)	48	48
W. Spinner (member Remuneration Committee / Nomination Committee / Audit Committee)	51	51
Total	**267**	**267**

No loans or advance payments or any guarantees to that effect have been made or issued to the members of the Supervisory Board. None of the members of the Supervisory Board has shares in the company or any option rights relating thereto (as at 23 February 2010).

Audit Services

Total audit services for the financial year 2009 amount to € 1.6 million and can be specified as follows:

thousands of euros	Deloitte Accountants bv 2009	Deloitte Other 2009	Total 2009	Total 2008
Audit services	315	1,113	1,428	1,300
Audit related services	85		85	70
Non audit services	89	89	95	
Total audit services	**400**	**1,202**	**1,602**	**1,465**

Company Financial Statements

Company Statement of Financial Position

before profit appropriation. millions of euros

		As at 31-12-2009	As at 31-12-2008
Assets			
Intangible fixed assets		27.3	27.3
Financial fixed assets	28.	1,178.2	1,369.2
Total fixed assets		**1,205.5**	**1,396.5**
Receivables			0.3
Tax assets			4.8
Cash and cash equivalents	29.	28.6	26.9
Total current assets		**28.6**	**32.0**
Total assets		**1,234.1**	**1,428.5**
Equity and liabilities			
Common share capital		16.9	16.2
Share premium reserve		74.8	75.5
Other reserves		-49.6	-49.1
Retained earnings		955.7	899.0
Equity	30.	**997.8**	**941.6**
Deferred tax liabilities		0.3	0.5
Non-current liabilities	31.	201.2	483.1
Total non-current liabilities		**201.5**	**483.6**
Interest-bearing current liabilities	32.	29.7	
Non-interest-bearing current liabilities	33.	5.1	3.3
Total current liabilities		**34.8**	**3.3**
Total equity and liabilities		**1,234.1**	**1,428.5**

Company Income Statement

millions of euros

	2009	2008
Result from group companies after taxes	52.2	52.2
Other income and charges after taxes	34.6	37.8
Result after taxes	**86.8**	**90.0**

Notes to the Company Financial Statements

General

The separate financial statements of CSM nv are drawn up in accordance with the principles referred to in Part 9, Book 2 of the Dutch Civil Code. By using the option in Section 2:362 (8) of the Dutch Civil Code the same accounting principles (including the principles for recognizing financial instruments as equity or debt) may be applied in the separate financial statements and the consolidated financial statements. Participations in group companies are valued on the basis of net asset value. Net asset value is determined by valuing assets, provisions and liabilities and calculating the result using the accounting principles applied in the consolidated financial statements (see Note 2).

A list has been filed at the Amsterdam Trade Register setting out the data on the group companies as required under Sections 2:379 and 2:414 of the Dutch Civil Code.

28. Financial Fixed Assets

	As at 31-12-2009	As at 31-12-2008
Participations in group companies	603.9	490.6
Loans to group companies	635.7	899.4
Owed to/by group companies	-61.4	-20.8
Total	**1,178.2**	**1,369.2**

The balance of the participations in group companies and loans to group companies is positive in all participations of CSM nv.

Amounts owed to or by group companies are long-term.

	2009	2008
Movements in participations in group companies:		
As at start of financial year	490.6	575.2
Paid-in capital	60.4	66.8
Acquisition group company		0.3
Internal sale group company		-16.0
Result of group companies	52.2	52.2
Dividend group companies	-10.0	-170.0
Exchange rate differences	10.4	-16.8
Other	0.3	-1.1
As at close of financial year	**603.9**	**490.6**
Movements in loans to group companies:		
As at start of financial year	899.4	1,097.6
Exchange rate differences	0.4	17.0
Disbursements	44.0	86.8
Repayments	-308.1	-302.0
As at close of financial year	**635.7**	**899.4**

29. Cash and Cash Equivalents

The cash and cash equivalents were available and payable without notice in 2009.

30. Equity

See Movements in Equity – Consolidated Statement and Note 17 to the consolidated financial statements.

31. Non-Current Liabilities

	As at 31-12-2009	As at 31-12-2008
Owed to credit institutions	144.9	375.2
Derivatives	56.3	107.9
Total	**201.2**	**483.1**

32. Interest-Bearing Current Liabilities

Owed to credit institutions	29.7	
Total	**29.7**	

33. Non-Interest-Bearing Current Liabilities

Taxes and social insurance premiums	3.6	-0.7
Other debts and accruals and deferred income	1.5	4.0
Total	**5.1**	**3.3**

34. Off-Balance Sheet Commitments

Contingent Liabilities

Under Section 2:403 of the Dutch Civil Code the company accepts liability for the debts incurred by Dutch group companies. The relevant declarations have been filed for perusal at the office of the Trade Register within whose jurisdiction the group company falls.

The company guarantees external loans of USD 247 million and EUR 70 million drawn by group companies on the credit facility of the company.

35. Personnel

On average, 3 personnel were employed by CSM nv in the Netherlands during 2009 (2008: 3 personnel).

Diemen, the Netherlands, 23 February 2010.

Supervisory Board	Board of Management
P. Bouw, Chairman	G.J. Hoetmer, Chairman
L.A.A. Van den Berghe	N.J.M. Kramer
R. Pieterse	R.P. Plantenberg
M.P.M. de Raad	
W. Spinner	

Other Information

Statutory Arrangement for Appropriation of Profit

The corporate Articles of Association lay down the following conditions regarding the appropriation of profit (summary).

Article 21.1

If possible, a dividend shall first be paid from the profit recorded in the adopted financial statements on each cumulative financing preference share in a specific series. This dividend shall be equal to a percentage calculated on the basis of the amount paid on the cumulative financing preference shares.

Article 21.4

If the profit is insufficient the dividend on the cumulative financing preference shares shall be paid from the company reserves, with the exception of the reserves which were formed as share premium reserve upon the issue of the cumulative financing preference shares. If the dividend cannot be paid from the company reserves, it shall be paid in arrear in the subsequent financial years.

Article 21.7

The Board of Management shall decide subject to the approval of the Supervisory Board which part of the profit is to be reserved after the above provisions have been applied. The remaining profit shall be at the disposal of the General Shareholders' Meeting.

Article 21.10

The General Shareholders' Meeting may decide upon a proposal by the Board of Management with the approval of the Supervisory Board to pay dividends to shareholders from the distributable equity.

Proposed Appropriation of Profit

millions of euros	2009	2008
Result after taxes	86.8	90.0
Available for dividend payment to holders of cumulative financing preference shares	4.3	4.3
Proposed addition to the reserves	25.2	58.5
Available for cash dividend to holders of common shares	57.0	27.2
Cash dividend of € 0.88* per common share with a nominal value of € 0.25	57.0	27.2

* 2009: dividend in cash or stock
2008: half in cash and half in stock

The dividend proposal is stated in the Report of the Board of Management.

Events after balance sheet date

On February 4, 2010 CSM has announced that it has reached an agreement to acquire Best Brands, one of the largest premium bakery manufacturers in the US market, for cash consideration of $ 510 million. The acquisition of Best Brands creates the undisputed market leader in the North American bakery supplies market with total sales in excess of $ 2.3 billion. The acquisition strengthens CSM's global leadership position in the segments and product categories that CSM targeted for future growth, particularly in the in-store bakery market. The transaction, which is subject to regulatory review, is expected to be completed in March 2010.

Auditor's Report To the General Meeting of Shareholders of CSM nv

Report on the financial statements

We have audited the accompanying financial statements 2009 of CSM N.V., Amsterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position as at December 31, 2009, the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at December 31, 2009, the company income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the board of management in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of CSM N.V. as at December 31, 2009, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of CSM N.V. as at December 31, 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the board of management is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 23 February 2010

Deloitte Accountants B.V.
G.M. Dekker

Brief Resumés of the Members of the Supervisory Board as at 31.12.2009

P. Bouw (1941), Chairman

Nationality	Dutch
Previous position	President, KLM N.V.
Supervisory directorship	Nuon N.V.
Additional positions	Chairman Supervisory Board VU Windesheim/ VU Medisch Centrum
	Chairman Bank Council
	Board member of various Foundations
First appointed in	1999
Current term of office	2007 - 2011

M.P.M. de Raad (1945), Vice-Chairman

Nationality	Dutch
Previous positions	Member Board of Management Koninklijke Ahold N.V.
	Member Board of Management Metro AG
	Chairman Board SHV Makro N.V.
	Member Board SHV Holdings N.V.
Supervisory directorships	HAL Holding N.V.
	Metro AG Düsseldorf
	Vion Holding N.V.
	Vollenhoven Olie Groep B.V.
	TiasNimbas Business School, University of Tilburg
	Chairman Supervisory Board Jeroen Bosch Hospital
First appointed in	2004
Current term of office	2008 - 2012

Ms Prof. L.A.A. Baroness Van den Berghe (1951)

Nationality	Belgian
Current positions	Professor at the University of Gent
	Partner Vlerick Leuven Gent Management School
	Executive Director GUBERNA Belgium
Supervisory directorships	Belgacom
	Electrabel
	SHV Holdings N.V.
First appointed in	1998
Current term of office	2006 - 2010

R. Pieterse (1942)	
Nationality	Dutch
Previous position	Chairman Board of Management Wolters Kluwer N.V.
Supervisory directorships	Chairman Koninklijke Grolsch N.V.
	Chairman Mercurius Groep B.V.
	Member SABMiller plc
Additional positions	Chairman Vereniging Effecten Uitgevende Ondernemingen (VEUO)
	Board member of various Foundations
First appointed in	2004
Current term of office	2008 - 2012

W. Spinner (1948)	
Nationality	German
Previous position	Member Board of Management Bayer AG
Supervisory directorships	Altana AG, Wesel (Germany)
	Cryo-save nv
	Senator Group USA, Dallas (US)
First appointed in	2004
Current term of office	2007 - 2011

Brief Resumés of the Members of the Board of Management as at 31.12.2009

G.J. Hoetmer (1956), Chief Executive Officer

Nationality	Dutch
Previous position	Senior Vice President Supply Chain Unilever Foods, member of Unilever Foods Executive, Leader of Unilever's global overheads and organization restructuring.
Additional position(s)	Chairman Spieren voor Spieren Foundation
First appointed in	May 2005

N.J.M. Kramer (1959), Chief Financial Officer

Nationality	Dutch
Previous position	(Interim) Director Finance Vroom & Dreesmann, CFO and member of the Executive Board Koninklijke Wessanen NV
First appointed in	April 2006

R.P. Plantenberg (1951), member of the Board of Management, division director Bakery Supplies North America

Nationality	Dutch
Previous position	Managing Director Mora Group Unilever
First appointed in	April 2006

Secretary to the Board of Management

J.W.E. van der Klaauw (1955)

Nationality	Dutch
Employed since	August 1986

Group Structure As at 23 February 2010

CSM nv

CSM Bakery Supplies Europe	CSM Bakery Supplies North America	Purac

Main product groups

Bakery ingredients and products	Bakery ingredients and products	Lactic acid and lactic acid derivatives

Operating companies

BakeMark International	BakeMark Ingredients Canada	Purac America
CSM Austria	BakeMark USA	Purac Argentina
CSM Benelux	Caravan Ingredients	Purac Asia Pacific
CSM China	CGI	Purac biochem
CSM Deutschland	CSM Bakery Supplies Latin America	Purac bioquímica
CSM France	CSM Bakery Supplies Mexicana	Purac China
CSM Hellas	H.C. Brill	Purac Deutschland
CSM Ibérica	Titterington's Olde English Bakeshop	Purac France
CSM Italia		Purac Hungary
CSM Magyarország		Purac Japan
CSM Nordic		Purac Korea
CSM Polska		Purac Mexico
CSM Romania		Purac Polska
CSM Russia		Purac Russia
CSM Turkey		Purac sínteses
CSM UK		Purac Thailand
Kate's Cakes		Purac UK
MARGO CSM Schweiz		PGLA-I (50%)

Five years in figures

millions of euros	2009	2008	2007	2006	2005
Continuing operations*					
Net sales	2,556	2,599	2,486	2,421	2,618
EBITA before exceptional items	151	133	154	155	170
EBITA	151	113	65	124	135
Operating result	143	107	60	122	134
Result after taxes	87	90	56	64	55
Earnings per common share in euros [1]	1.27	1.32	0.82	0.90	0.75
Diluted earnings per common share in euros [1]	1.27	1.32	0.81	0.89	0.73
Cash flow from operating activities	277	99	143	96	79
Cash flow from operating activities per common share, in euros [1]	4.21	1.48	2.15	1.36	1.07
Depreciation/amortization fixed assets	69	66	66	69	76
Capital expenditure on fixed assets	47	64	116	118	99
ROS % [2]	5.9	4.4	2.6	5.1	5.1
Result after taxes / net sales %	3.4	3.5	2.3	2.6	2.1
ROCE excluding goodwill % [3]	18.6	13.7	8.2	17.5	16.2
ROCE including goodwill % [4]	8.2	6.2	3.6	7.1	6.9
Number of employees at closing date	8,430	8,433	8,726	8,204	8,458
Total operations					
Income statement:					
Result after taxes	87	90	203	105	423
Balance sheet:					
Fixed assets	1,330	1,361	1,373	1,356	1,327
Current assets	554	662	638	789	777
Non-interest-bearing current liabilities	386	381	415	530	485
Net debt position [5]	328	528	456	592	425
Provisions	171	172	182	178	248
Equity	998	942	958	845	946
Key data per common share					
Number of issued common shares	64,977,416	62,031,279	66,331,279	72,831,132	78,354,449
Number of common shares with dividend rights	64,828,082	61,868,026	61,802,201	65,954,285	71,371,595
Weighted average number of outstanding common shares **	64,816,665	64,795,388	65,280,284	71,101,226	74,061,602
Price as at 31 December	18.38	11.50	23.10	29.17	23.03
Highest price in calendar year	18.68	25.90	29.72	29.57	26.96
Lowest price in calendar year	7.97	9.43	22.35	21.19	20.87
Market capitalization as at 31 December	1,192	711	1,428	1,924	1,644
Earnings in euros **	1.27	1.32	3.06	1.47	5.72
Diluted earnings in euros **	1.27	1.32	3.05	1.46	5.60
Dividend in euros	0.88	0.44	0.88	0.80	0.80

millions of euros	2009	2008	2007	2006	2005
Other key data					
Number of employees at closing date	8,430	8,433	8,726	8,497	8,458
Number of issued cumulative preference shares	2,983,794	2,983,794	2,983,794	2,983,794	4,262,566
Equity per share in euros[6]	14.71	14.52	14.78	12.81	13.26
Ratios					
Net debt position/EBITDA[7]	1.6	2.8	2.1	2.0	1.8
Interest cover[8]	8.0	7.1	8.5	7.4	5.5
Balance sheet total : equity	1:0,5	1:0,4	1:0,5	1:0,4	1:0,4
Net debt position : equity	1:3,0	1:1,8	1:2,1	1:1,4	1:2,2
Current assets : current liabilities	1:0,6	1:0,5	1:0,6	1:0,7	1:0,6
Dividend pay-out ratio		33.3	28.7	54.3	14.0

* The previous years are not restated for discontinued operations later on.
**Only the preceding year is restated for stock bonus.

1 Per common share in euros after deduction of dividend on cumulative preference shares.
2 ROS % is EBITA divided by net sales x 100.
3 ROCE excluding goodwill % is EBITA for the year divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill % is EBITA for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
5 Net debt position comprises interest-bearing debts less cash and cash equivalents.
6 Equity per share is equity divided by the number of shares with dividend rights.
7 EBITDA is 'Earnings Before Interest, Taxes, Depreciation and Amortization' before exceptional items.
8 Interest cover is EBITDA before exceptional items divided by net interest income and charges.

Information on the CSM Share

Share Capital

CSM is listed on Euronext Amsterdam N.V.
As at 31 December 2009 64,977,416 common shares of € 0.25 each and 2,983,794 financing preference of € 0.25 each had been issued, including 149,334 common shares with CSM.

Substantial Holding and Shares with Special Rights as meant in Part 5.3.3 WFT, Part 1

Under the Listed Companies Disclosure Act of 2006, the following notifications of capital interest in CSM as at 31 December 2009 were reported:

- Fortis N.V. 6.68%
- Franklin Mutual Series Fund Inc. 10.4%*
- ING Groep N.V. 5.37%
- Lansdowne Partners Limited 9.79%

N.B.: As at 23 February 2010 CSM nv has a capital interest of 0.2%.
* As per 11 February 2010 Franklin Mutual Series Fund Inc. notified a reduction of its capital interest to 9.95%.

Other information

	2009	2008	2007	2006
Number of common shares with dividend rights x 1,000 as at 31 December	64,828	61,868	61,802	65,954
Market capitalization in millions of euros as at 31 December	1,192	711	1,428	1,924
Highest share price	18,68	25,90	29,72	29,57
Lowest share price	7,97	9,43	22,35	21,19
Share price as at 31 December	18,38	11,50	23,10	29,17
Average daily turnover of shares	288,791	372,167	279,911	250,987

* Depositary receipts of shares have been converted to common shares as at 7 May 2007

Important Dates *

29 April 2010	General Shareholders' Meeting
3 May 2010	Ex date
5 May 2010	Record Date
3-17 May 2010	Election Period
17 May 2010	Fixation stock dividend
20 May 2010	Dividend payable for 2009
28 April 2010	Publication of the interim management statement first quarter 2010
11 August 2010	Publication of half-year figures 2010
27 October 2010	Publication of the interim management statement third quarter 2010
23 February 2011	Publication of annual figures 2010
23 February 2011	Announcement of dividend proposal 2010
23 February 2011	Press conference on annual figures 2010
28 April 2011	General Shareholders' Meeting
2 May 2011	Ex date
4 May 2011	Record Date

* Subject to change

Trend in the Share Price


150%
120%
90%
60%
30%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009

Movement in price of CSM shares from 3 January 2001 to 31 December 2009
(per share of € 0.25; 2 January 2001 = 100)

— Midcap index (2 January 2001 = 100)

Colophon

Design Monter, Amsterdam
Photography Sander Foederer, Den Haag (page 8,11)
Printing drukkerij Tesink, Zutphen


FSC





CSM nv
P.O. Box 349
1000 AH Amsterdam
The Netherlands
Tel.: +31 20 590 69 11
Fax: +31 20 695 19 42
E-mail: communications@csmglobal.com
www.csmglobal.com

Registered office: Amsterdam
Registered Amsterdam no. 33006580